Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

HealthTronics, Inc.

at

$4.85 Net Per Share in Cash

by

HT Acquisition Corp.

a direct wholly-owned subsidiary of

Endo Pharmaceuticals Holdings Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, JULY 1, 2010, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

HT Acquisition Corp., a Georgia corporation (“Purchaser”), is offering to purchase all outstanding shares of common stock, without par value (“Shares”), of HealthTronics, Inc., a Georgia corporation (“HealthTronics”), at a price of $4.85 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of May 5, 2010 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among HealthTronics, Endo Pharmaceuticals Holdings Inc., a Delaware corporation and our direct parent (“Endo”), and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into HealthTronics, and HealthTronics will be the surviving corporation (the “Merger”).

The HealthTronics board of directors has, subject to the terms and conditions set forth in the Merger Agreement, unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of, the holders of Shares, (ii) adopted and approved the Merger Agreement and declared it advisable that HealthTronics enter into the Merger Agreement and (iii) resolved to recommend that the holders of Shares accept the Offer and, if required, vote their Shares in favor of the adoption and approval of the Merger Agreement and approval of the Merger.

There is no financing condition to the Offer. The Offer is, however, subject to various other conditions. See Section 13—“Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 1 through 11 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

May 19, 2010

IMPORTANT

If you desire to tender all or any portion of your Shares to us pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Company (the “Depositary”) for the Offer, and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the Expiration Date (as defined in Section 1 of this Offer to Purchase) of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to us pursuant to the Offer.

If you desire to tender your Shares to us pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to us pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase.

* * *

Questions and requests for assistance may be directed to MacKenzie Partners, Inc. (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

SUMMARY TERM SHEET

Purchaser, a direct wholly-owned subsidiary of Endo, is offering to purchase all outstanding shares of common stock, without par value, of HealthTronics at a price of $4.85 net per share in cash (less any applicable withholding taxes and without interest), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal. The following are some questions you, as a shareholder of HealthTronics, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the accompanying Letter of Transmittal. To better understand our Offer to you and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the accompanying Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to Purchaser or Endo, as the context requires. We refer to the subsidiaries, limited partnerships, limited liability companies and other legal entities of which HealthTronics, any of its subsidiaries, any such limited partnerships, limited liability companies and other legal entities or any of their affiliates or officers constitutes the general partner, a member, management agent or a manager or with respect to which HealthTronics, any of its subsidiaries or any of their affiliates or officers otherwise supervises or coordinates the management or administration of day-to-day operations for the provision of any Service (as defined in the Merger Agreement) as the “HealthTronics Entities.”

WHO IS OFFERING TO BUY MY SECURITIES?

•

The Offer is by Purchaser, a recently formed Georgia corporation and a direct wholly-owned subsidiary of Endo. Purchaser has been organized in connection with this Offer and has not carried on any activities other than entering into the Merger Agreement and activities in connection with this Offer. See Section 9.

•

Endo is a specialty pharmaceutical company engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used to treat and manage pain, prostate cancer, bladder cancer and the early onset of puberty in children, or central precocious puberty (CPP). Its products include LIDODERM®, a topical patch to relieve the pain of postherpetic neuralgia; Percocet® and Percodan® tablets for the relief of moderate-to-moderately severe pain; FROVA® tablets for the acute treatment of migraine attacks with or without aura in adults; OPANA® tablets for the relief of moderate-to-severe acute pain where the use of an opioid is appropriate; OPANA® ER tablets for the relief of moderate-to-severe pain in patients requiring continuous, around-the-clock opioid treatment for an extended period of time; Voltaren® Gel, which is owned and licensed by Novartis AG, a nonsteroidal anti-inflammatory drug indicated for the relief of the pain of osteoarthritis of joints amenable to topical treatment, such as those of the hands and the knees; VANTAS® for the palliative treatment of advanced prostate cancer; SUPPRELIN® LA for the treatment of early onset puberty in children; and VALSTAR™ for the treatment of BCG-refractory carcinoma in situ (CIS) of the urinary bladder in patients for whom immediate cystectomy would be associated with unacceptable medical risks. The company markets its branded pharmaceutical products to physicians in pain management, urology, endocrinology, oncology, neurology, surgery and primary care. See Section 9.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THIS OFFER?

•	Purchaser is seeking to purchase all of the issued and outstanding shares of common stock, without par value, of HealthTronics. See the Introduction and Section 1.

HOW MUCH ARE WE OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

•

Purchaser is offering to pay $4.85 per Share, net to you in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions contained in this Offer to Purchase and in the accompanying Letter of Transmittal.

•

If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay any brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

WHY IS PURCHASER MAKING THIS OFFER?

•	Purchaser is making this Offer because Purchaser and Endo want to acquire HealthTronics. See Sections 1 and 11.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

•	The Offer is conditioned upon, among others, the following:

•

there having been validly tendered and not validly withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Merger Agreement) that number of Shares which, when added to the Shares already owned by Endo and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the Expiration Date. We refer to this condition (as more fully described in Section 13) as the “Minimum Tender Condition;”

•

any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, including the rules and regulations promulgated thereunder, and any other applicable foreign antitrust, competition or similar law having expired or been terminated;

•

there being no applicable law and no permanent injunction or other judgment, order or decree entered, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction in the United States or any material foreign jurisdiction remaining in effect which has the effect of making illegal or otherwise prohibiting the consummation of the Offer, the merger contemplated by the Merger Agreement (the “Merger”) or the other transactions contemplated by the Merger Agreement, or imposes any material limitations on Endo’s ownership of HealthTronics and the HealthTronics Entities (taken as a whole), or operation of all or a material portion of Endo’s, on the one hand, or HealthTronics’ and the HealthTronics Entities’ (taken as a whole), on the other hand, businesses or assets, or compelling Endo or HealthTronics or any of their respective subsidiaries or any HealthTronics Entity to dispose of or hold separate any material portion of the business or assets of Endo or HealthTronics;

•

there not existing any temporary restraining order, preliminary injunction, pending or threatened in writing (or in some other manner that can be independently verified by HealthTronics), nor any litigation by any governmental entity pending or threatened in writing (or in some other manner that can be independently verified by HealthTronics), challenging or seeking to enjoin the closing of the Offer or the other transactions contemplated by the Merger Agreement, or seeking to prohibit or impose any material limitations on Endo’s ownership of HealthTronics and the

HealthTronics Entities (taken as a whole), or operation of all or a material portion of Endo’s, on the one hand, or HealthTronics’ and the HealthTronics Entities’ (taken as a whole), on the other hand, businesses or assets, or compelling Endo or HealthTronics or any of their respective subsidiaries or any HealthTronics Entity to dispose of or hold separate any material portion of the business or assets of Endo or HealthTronics. We refer to this condition (as more fully described in Section 13) as the “No Governmental Action Condition;” and

•

there not having been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have any material adverse effect on the business of HealthTronics (as more fully described in Section 13).

•	Endo reserves the right to waive any of the conditions to the Offer in its sole discretion, other than the Minimum Tender Condition.

•	The Offer is subject to other conditions as well. A more detailed discussion of the conditions to consummation of the Offer is contained in the Introduction, Section 1 and Section 13.

IS THERE AN AGREEMENT GOVERNING THE OFFER?

•

Yes. HealthTronics, Endo and Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11.

DO YOU HAVE FINANCIAL RESOURCES TO MAKE PAYMENT?

•

Yes. Endo, our parent company, is a publicly traded company with an equity market capitalization of approximately $2.5 billion (based upon the closing price of Endo shares on the NASDAQ Global Select Market on May 18, 2010) and has $914 million cash on hand as of May 17, 2010. Endo will provide us with the sufficient funds to purchase the Shares in the Offer. The Offer is not conditioned upon entering into any financing arrangements. See Sections 11 and 12.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

•	No. Endo has sufficient resources which will be used to provide us with the funds necessary to purchase the Shares in the Offer.

•

Purchaser has been organized solely in connection with the Merger Agreement and this Offer and has not carried on any activities other than in connection with the Merger Agreement and this Offer. Because the form of payment consists solely of cash that will be provided to us by Endo and because of the lack of any relevant historical information concerning us, our financial condition is not relevant to your decision to tender in the Offer. See Section 12.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

•

You will have at least until 5:00 p.m., New York City time, on Thursday, July 1, 2010, to decide whether to tender your Shares in the Offer, unless Purchaser extends the Offer, in which event you will have until the expiration date of the Offer as so extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure which is described in Section 3 of this Offer to Purchase. See also Section 1.

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

•

Purchaser may, in its discretion, but subject to applicable law and the Merger Agreement, extend on one or more occasions in increments of no more than five business days the period of time during which the Offer remains open if any of the conditions to the Offer have not been satisfied or, in Purchaser’s discretion, waived.

•

Purchaser will also be obligated to extend the period of time during which the Offer remains open for any period required by the Securities and Exchange Commission or the NASDAQ Global Select Market and until such time as the waiting period (or any extension thereof) applicable to the consummation of the Offer under the HSR Act (as defined below) and any other applicable foreign antitrust, competition or similar law has expired or terminated.

•

In addition to any other extensions, Purchaser will be obligated to extend the period of time during which the Offer remains open for an additional 10 business days, followed by an additional 5 business days, if, as of the date on which the Offer would initially expire, or as of the expiration date of such first 10 business day extension, the Minimum Tender Condition or the No Governmental Action Condition is not satisfied but all of the conditions to the Offer other than the Minimum Tender Condition or the No Governmental Action Condition, as applicable, are satisfied.

•

In addition to any other extensions, Purchaser will be obligated to extend the period of time during which the Offer remains open for an additional 5 business days if, as of the date on which the Offer would initially expire, the condition relating to HealthTronics’ compliance in all material respects with all of its obligations under the Merger Agreement is not satisfied in circumstances where HealthTronics did not have at least 5 days written notice from Endo of the facts or circumstances underlying the failure of such condition to be satisfied but all of the other conditions to the Offer are satisfied or waived.

•

In addition, we may also elect to provide a “subsequent offering period” for the Offer. A subsequent offering period, if we include one, will be an additional period of not less than three business days nor more than 20 business days after we have accepted for payment and made payment for Shares in the Offer. You will not have withdrawal rights during any subsequent offering period. See Sections 1 and 2.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

•

If Purchaser extends the Offer, we will inform American Stock Transfer & Trust Company, the Depositary for this Offer, of that fact and will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1.

•

If Purchaser elects to provide or extend any subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire or the date of termination of any subsequent offering period. See Section 1.

HOW DO I TENDER MY SHARES?

•

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, the Depositary for the Offer, prior to the time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name (i.e., through a broker, dealer or other nominee), your Shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within three NASDAQ Global Select Market trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3.

•

If you cannot deliver all necessary documents to the Depositary in time, you may be able to complete and deliver to the Depositary, in lieu of the missing documents, the enclosed Notice of Guaranteed Delivery, provided you are able to comply fully with its terms. See Section 3.

•

In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in Section 3) and a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares. See also Section 2.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	You may withdraw previously tendered Shares any time prior to the expiration of the Offer. Shares tendered during the subsequent offering period, if any, may not be withdrawn. See Section 4.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4.

WHAT DOES THE BOARD OF DIRECTORS OF HEALTHTRONICS THINK OF THE OFFER?

•

HealthTronics’ board of directors has unanimously recommended acceptance of the Offer. Certain of the HealthTronics executive officers owning Shares of HealthTronics have also individually agreed to tender their own Shares in the Offer. HealthTronics’ full statement on the Offer is set forth in its Schedule 14D-9, which it has filed with the Securities and Exchange Commission concurrently with the filing of our Schedule TO-T. See also the Introduction.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED?

•

If, pursuant to the Offer, Purchaser accepts for payment and pays for at least that number of Shares that, when added to Shares then owned by Endo or any of its subsidiaries, constitutes a majority of the outstanding Shares on a fully diluted basis, we will seek to merge with and into HealthTronics. If the Merger occurs, HealthTronics will become a direct wholly-owned subsidiary of Endo, and each issued and then outstanding Share (other than any Shares held in the treasury of HealthTronics, or owned by Endo, Purchaser or any of Endo’s other subsidiaries and any Shares held by HealthTronics shareholders properly seeking appraisal for their Shares under Georgia law) will be canceled and converted automatically into the right to receive $4.85 per Share, in cash, less any applicable withholding taxes and without interest. See also the Introduction.

IF A MAJORITY OF SHARES ARE TENDERED AND ARE ACCEPTED FOR PAYMENT, WILL HEALTHTRONICS CONTINUE AS A PUBLIC COMPANY?

•

If the Merger occurs, HealthTronics will no longer be publicly owned. Even if the Merger does not occur, if Purchaser purchases all Shares that have been tendered, there may be so few remaining shareholders and publicly held Shares that the Shares may no longer be eligible to be traded through the NASDAQ Global Select Market or any other securities market, there may not be a public trading market for the Shares, and HealthTronics may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules relating to publicly held companies. See Section 7.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

•

If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer.

•

If you decide not to tender your Shares in the Offer and the Merger does not occur, and Purchaser purchases Shares that have been tendered, you will remain a shareholder of HealthTronics but there may be so few remaining shareholders and publicly held Shares that the Shares will no longer be eligible to be traded through the NASDAQ Global Select Market or any other securities market, there may not be a public trading market for the Shares, and HealthTronics may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules relating to publicly held companies. If Purchaser purchases Shares in the Offer, we are obligated under the Merger Agreement to cause the proposed Merger to occur. Following acceptance of Shares for payment but prior to the Merger, or if the Merger does not occur as described above, Purchaser and its affiliates (including Endo) reserve the right at any time, subject to applicable law, to purchase Shares through the exercise of the Top-Up Option (as defined below), in the open market, through privately negotiated sales or otherwise at any price we may determine, whether higher or lower than that paid in the Offer. See Section 7.

•

Following the Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. See Section 7.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

•

On May 5, 2010, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the last reported closing sales price per Share on the NASDAQ Global Select Market during normal trading hours was $3.62 per Share.

•	On May 18, 2010, the last full trading day before we commenced the Offer, the last reported closing price per Share reported on the NASDAQ Global Select Market was $4.79 per Share. See Section 6.

HAVE ANY SHAREHOLDERS ALREADY AGREED TO TENDER THEIR SHARES IN THE OFFER?

•

Yes. On May 5, 2010, certain shareholders of HealthTronics who serve as executive officers of HealthTronics, entered into agreements to tender their Shares. These shareholders are: James S.B. Whittenburg, Richard A. Rusk, Clint B. Davis, Scott A. Herz and Laura A. Miller. An aggregate of 2,285,774 Shares (which includes Shares underlying options and restricted stock awards), or approximately 3.99% of the outstanding Shares, are subject to the Shareholder Tender Agreements. See Section 11.

IF I ACCEPT THE OFFER, WHEN AND HOW WILL I GET PAID?

•

If the conditions to the Offer as set forth in the Introduction and Section 13 are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $4.85 in cash without interest (and less any amounts required to be deducted and withheld under any applicable law) promptly following expiration of the Offer. See Sections 1 and 2.

WHAT IS THE TOP-UP OPTION AND WHEN COULD IT BE EXERCISED?

•

Immediately following acceptance for payment of the Shares tendered into the Offer, HealthTronics has agreed, subject to certain conditions, to grant Purchaser an option to purchase (the “Top-Up Option”), at a price per Share equal to the Offer Price, a number of newly issued Shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares owned by Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the total Shares that would be outstanding immediately after the issuance of all Shares to be issued upon the exercise of the Top-Up Option. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to applicable Georgia law at a time when the approval of the Merger at a meeting of HealthTronics’ shareholders would be assured because of Purchaser’s ownership of a majority of the Shares following completion of the Offer. See Section 11 and Section 15.

HOW WILL MY OUTSTANDING OPTIONS, CONTINGENT STOCK RIGHTS AND EQUITY AWARDS BE TREATED IN THE OFFER AND THE MERGER?

•

Options to acquire Shares may not be tendered into the Offer. If you wish to tender Shares subject to options, you must first exercise your options (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received into the Offer. All options outstanding immediately before the effective time of the Merger will be canceled in exchange for an amount in cash equal to the number of Shares subject to each option, multiplied by the excess, if any, of (i) the cash Merger Consideration over (ii) the per-share exercise price under such option. All options will vest in connection with the transactions contemplated by the Merger Agreement.

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Shares underlying restricted stock awards, to the extent vested prior to the expiration date of the Offer, may be tendered in the Offer. All restricted stock awards will vest in connection with the transactions contemplated by the Merger Agreement and therefore may be tendered in the Offer.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER?

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If you are a U.S. holder, the receipt of the Offer Price or the consideration payable pursuant to the Merger (the “Merger Consideration”), as applicable, will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. Shareholders should consult with their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger. For a more detailed explanation of the U.S. federal income tax considerations relevant to the Offer and the Merger, see Section 5—“Certain Material United States Federal Income Tax Considerations.”

WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?

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No dissenters’ rights are available in connection with the Offer. If the Merger is consummated, however, HealthTronics’ shareholders whose Shares have not been purchased by Purchaser pursuant to the Offer, and who have not voted in favor of the Merger will have certain rights under Article 13 of the Georgia Business Corporation Code, or the GBCC, to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. HealthTronics’ shareholders who perfect these rights by complying with the procedures set forth in Article 13 of the GBCC will have the fair value of their Shares as of immediately prior to the Merger (excluding any appreciation or depreciation in anticipation of the Merger) determined by the superior court of Fulton County, Georgia, and will be entitled to receive a cash payment equal to such fair value from HealthTronics. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares (together with a fair rate of interest thereon). The value so determined could be more or less than the price paid by Purchaser pursuant to the Offer. You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, is not an opinion as to fair value under Article 13 of the GBCC. If any shareholder of HealthTronics who demands appraisal under Article 13 of the GBCC fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the GBCC, each of the Shares of such holder will be converted into the right to receive an amount equal to the Offer Price.

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The foregoing summary of the rights of dissenting shareholders under the GBCC does not purport to be a complete statement of the procedures to be followed by HealthTronics’ shareholders desiring to exercise any available dissenters’ rights, and is qualified in its entirety by the full text of Article 13 of the GBCC, which is filed as Exhibit (a)(5)(C) to the Schedule TO. See Section 15.

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

•	You can call MacKenzie Partners, Inc., the Information Agent, toll-free at (800) 322-2885. See the back cover of this Offer to Purchase.

Except as otherwise set forth in this Offer to Purchase, references to “dollars” and “$” shall be to United States dollars.

To All Holders of Shares of

HEALTHTRONICS, INC.

INTRODUCTION

HT Acquisition Corp., a Georgia corporation (“Purchaser”), is offering to purchase all outstanding shares of common stock, without par value (“Shares”), of HealthTronics, Inc., a Georgia corporation (“HealthTronics”), at a price of $4.85 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of May 5, 2010 (together with any amendments or supplements thereto, the “Merger Agreement”), among HealthTronics, Endo Pharmaceuticals Holdings Inc., a Delaware corporation and our direct parent (“Endo”), and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into HealthTronics, and HealthTronics will be the surviving corporation (such corporation, the “Surviving Corporation” and such merger, the “Merger”) and a direct wholly-owned subsidiary of Endo. Capitalized terms used, but not defined, herein shall have the respective meanings given to them in the Merger Agreement.

If your Shares are registered in your name and you tender directly to the Depositary (as defined below) you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by us. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with your broker or bank as to whether they charge any service fees. However, if you do not complete and sign the IRS Form W-9 that is provided with the Letter of Transmittal, or an IRS Form W-8BEN or other IRS Form W-8, as applicable, you may be subject to a required backup federal income tax withholding of 28% of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.” We will pay all charges and expenses of American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”) and MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”).

The Offer is not subject to any financing condition. The Offer is, however, subject to the conditions, among others, that:

•

there having been validly tendered and not validly withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Merger Agreement) that number of Shares which, when added to the Shares already owned by Endo and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof). We refer to this condition (as more fully described in Section 13) as the “Minimum Tender Condition;”

•

any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, including the rules and regulations promulgated thereunder, and any other applicable foreign antitrust, competition or similar law having expired or been terminated;

•

there being no applicable law and no permanent injunction or other judgment, order or decree entered, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction in the United States or any material foreign jurisdiction remaining in effect which has the effect of making illegal or otherwise prohibiting the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, or imposes any material limitations on Endo’s ownership of HealthTronics and the HealthTronics Entities (taken as a whole), or operation of all or a material portion of Endo’s, on the one hand, or HealthTronics’ and the HealthTronics Entities’ (taken as a whole), on the other hand, businesses or assets, or compelling Endo or HealthTronics or any of their respective subsidiaries or any HealthTronics Entity to dispose of or hold separate any material portion of the business or assets of Endo or HealthTronics;

•

there not existing any temporary restraining order, preliminary injunction, pending or threatened in writing (or in some other manner that can be independently verified by HealthTronics), nor any litigation by any governmental entity pending or threatened in writing (or in some other manner that can be independently verified by HealthTronics), challenging or seeking to enjoin the closing of the Offer or the other transactions contemplated by the Merger Agreement, or seeking to prohibit or impose any material limitations on Endo’s ownership of HealthTronics and the HealthTronics Entities (taken as a whole), or operation of all or a material portion of Endo’s, on the one hand, or HealthTronics’ and the HealthTronics Entities’ (taken as a whole), on the other hand, businesses or assets, or compelling Endo or HealthTronics or any of their respective subsidiaries or any HealthTronics Entity to dispose of or hold separate any material portion of the business or assets of Endo or HealthTronics. We refer to this condition (as more fully described in Section 13) as the “No Governmental Action Condition”; and

•

there not having been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have any material adverse effect on the business of HealthTronics (as more fully described in Section 13).

Endo reserves the right to waive any of the conditions to the Offer in its sole discretion, other than the Minimum Tender Condition. The Offer is also subject to certain other terms and conditions. See Section 13 “Conditions of the Offer.”

The Offer will expire at 5:00 p.m., New York City time, on Thursday, July 1, 2010, unless the Offer is extended. See Sections 1, 13 and 15—“Terms of the Offer,” “Conditions of the Offer” and “Certain Legal Matters.”

The HealthTronics board of directors has, subject to the terms and conditions set forth in the Merger Agreement, unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of, the holders of Shares, (ii) adopted and approved the Merger Agreement and declared it advisable that HealthTronics enter into the Merger Agreement and (iii) resolved to recommend that the holders of Shares accept the Offer and, if required, vote their Shares in favor of the adoption and approval of the Merger Agreement and approval of the Merger.

For factors considered by the HealthTronics board of directors, see HealthTronics’ Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “Commission”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to shareholders concurrently herewith.

The Offer is being made in connection with the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of HealthTronics and each Share owned by Purchaser, Endo or any direct or indirect wholly-owned subsidiary of Endo or of HealthTronics immediately prior to the Effective Time which will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto and any dissenting Shares) will be canceled and will be converted automatically into the right to receive consideration equal to the Offer Price (the “Merger Consideration”) payable, without interest, to the holder of such Share, upon surrender of the certificate that formerly evidenced such Share or, with respect to uncertificated Shares, upon the receipt by the Depositary of an Agent’s Message (as defined below) relating to such Shares. The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for HealthTronics; Summary of the Merger Agreement and Certain Other Agreements.” Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” below describes certain material U.S. federal income tax consequences of the sale or conversion of Shares in the Offer and the Merger.

Consummation of the Merger is conditioned upon, among other things, the approval of the Merger substantially as set forth in the Merger Agreement by the requisite vote of shareholders of HealthTronics, unless the Merger is consummated as a short-form merger in accordance with Section 14-2-1104 of the Georgia Business Corporation Code (the “GBCC”) as described below. Under the GBCC, the affirmative vote of a majority of the issued and outstanding Shares (a “Majority Vote”), is the only vote of any class or series of HealthTronics’ stock that would be necessary to approve the Merger at any required meeting of HealthTronics’ shareholders. If, following the purchase of Shares by us pursuant to the Offer, during any subsequent offering period, or otherwise, we own outstanding Shares representing a Majority Vote, we will be able to effect the Merger without the affirmative vote of any other shareholder. We have agreed pursuant to the Merger Agreement to cause all Shares owned by us and our subsidiaries to be voted in favor of the adoption of the Merger Agreement and approval of the Merger.

Section 14-2-1104(a) of the GBCC provides that, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the shareholders of such subsidiary corporation (a “short-form merger”). Upon the terms and subject to the conditions of the Merger Agreement, in the event that Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer (including through purchases during any subsequent offering period or through exercise of the Top-Up Option (see Section 11)), the parties have agreed to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 14-2-1104 of the GBCC, as promptly as reasonably practicable after such acquisition, without a meeting of the shareholders of HealthTronics. See Section 15—“Certain Legal Matters.”

Shareholders who have not tendered their Shares and continue to own their Shares at the time of the Merger and fulfill certain other requirements of the GBCC will have dissenters’ rights in connection with the Merger. See Section 15—“Certain Legal Matters.”

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered prior to the Expiration Date, and not properly withdrawn in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The term “Expiration Date” means 5:00 p.m., New York City time, on Thursday, July 1, 2010, unless we, in accordance with the Merger Agreement, have extended the initial offering period of the Offer, in which event the term “Expiration Date” will mean the latest time and date at which the offering period of the Offer, as so extended by us, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in Section 13—“Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 11—“Purpose of the Offer and Plans for HealthTronics; Summary of the Merger Agreement and Certain Other Agreements—Merger Agreement—Termination” occur.

To the extent permitted by applicable law, we expressly reserve the right to waive any condition and to make any other changes to the terms and conditions of the Offer. However, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of HealthTronics:

(1)	reduce the number of Shares subject to the Offer,

(2)	reduce the Offer Price or change the form of consideration payable in the Offer,

(3)	change, modify or waive the Minimum Tender Condition,

(4)	impose conditions to the Offer that are different than or in addition to the conditions set forth in Section 13—“Conditions of the Offer” or

(5)	otherwise amend the Offer in any manner materially adverse to the holders of the Shares.

We may, in our sole and absolute discretion, increase the Offer Price payable in the Offer without the consent of HealthTronics. If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. We also expressly reserve the right to modify the terms of the Offer, subject to compliance with the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and the restrictions previously identified in paragraphs (1) through (5) above.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer as of the Expiration Date, promptly following the Expiration Date, we will accept for payment, purchase and pay for any Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. Unless the Merger Agreement or the Offer is terminated in accordance with their respective terms, we may, in our sole discretion, without consent of HealthTronics, extend the Offer on one or more occasions in increments of no more than five business days, if on any then-scheduled expiration date of the Offer, any of the Offer Conditions are not satisfied or, in our sole discretion, waived (if permitted under the Merger Agreement), until such time as such condition or conditions are satisfied or waived.

We must extend the Offer for any period required by the Commission, the staff thereof or the NASDAQ Global Select Market and until any waiting period (or any extension thereof) applicable to the consummation of the Offer under the HSR Act (as defined below) and any other applicable foreign antitrust, competition or similar law has expired or terminated. We also must extend the Offer for one ten business day period, followed by one five business day period, if on the scheduled expiration date all of the conditions other than the Minimum Tender Condition or the No Governmental Action Condition, as applicable, have been satisfied or waived; provided, however, that we shall not be required to extend the Offer as provided above more than two times (for ten business days and five business days, respectively). We must also extend the Offer for one five business day period if on the scheduled expiration date all of the conditions other than the condition relating to HealthTronics’ compliance in all material respects with its obligations under the Merger Agreement have been satisfied or waived, in circumstances where prior to such expiration HealthTronics did not have at least five days written notice from Endo of the facts or circumstances underlying the failure of such condition to be satisfied; provided, however that we shall not be required to extend the Offer as provided in this sentence more than once. We are never required to extend the Offer beyond December 31, 2010 or at any time we are entitled to terminate the Merger Agreement and do so terminate the Merger Agreement. See Section 11—“Purpose of the Offer and Plans for HealthTronics; Summary of the Merger Agreement and Certain Other Agreements.”

Unless the Merger Agreement or the Offer is terminated in accordance with its terms, we may in our sole discretion commence a subsequent offering period (as provided in Rule 14d-11 under the Exchange Act) for up to 20 business days to acquire additional outstanding Shares.

There can be no assurance that we will be required or permitted under the Merger Agreement to extend the Offer. During any extension of the initial offering period pursuant to the paragraphs above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If we provide a subsequent offering period, tendering shareholders will not have withdrawal rights. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. A subsequent offering period would be an additional period of time of not less than 3 business days nor more than 20 business days, beginning no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date, during which shareholders may tender Shares not tendered in the Offer. We will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to shareholders.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to not accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer set forth in Section 13—“Conditions of the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 13. Under certain circumstances, Endo and Purchaser may terminate the Merger Agreement and the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15. See Sections 13 and 15—“Conditions of the Offer” and “Certain Legal Matters,” without prejudice to our rights set forth in Section 13—“Conditions of the Offer.” Our reservation of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that we pay the consideration offered or to return Shares deposited by or on behalf of tendering shareholders promptly after the termination or withdrawal of the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting our obligation under such rule or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to PR Newswire (or such other national media outlet or outlets we deem prudent) and making any appropriate filing with the Commission.

HealthTronics has agreed to provide us with its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on HealthTronics’ shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, we will accept for payment, purchase and pay for, all Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the Commission, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 15—“Certain Legal Matters.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15—“Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal or any other customary documents required by Depositary. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, we will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the Expiration Date if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for purposes of receiving payments from us and transmitting such payments to the tendering shareholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased

Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

3. Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering shareholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering shareholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

Guaranteed Delivery. A shareholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer prior to the Expiration Date, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ Global Select Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement, we will pay for Shares validly tendered pursuant to the Offer, and not properly withdrawn, prior to the Expiration Date only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will we pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering shareholder irrevocably appoints our designees as such shareholder’s proxies, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the shareholders of HealthTronics, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of shareholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of any other shareholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Endo, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A shareholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Date.

For a withdrawal of Shares to be effective, a written transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Endo, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the Expiration Date.

If we extend the Offer, delay our acceptance for payment of Shares, or we are unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to our rights under the Offer, the Depositary may nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders exercise withdrawal rights as described in this Section 4 prior to the Expiration Date.

In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

5. Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of the material U.S. federal income tax considerations relevant to the Offer or the Merger, as the case may be, applicable to HealthTronics shareholders whose Shares are tendered and accepted for payment pursuant to the Offer, or whose Shares are converted into the right to receive the Merger Consideration in the Merger. This summary is based upon existing U.S. federal income tax law, which is subject to change or differing interpretations (possibly with retroactive effect). This summary does not address all aspects of U.S. federal income taxation which may be relevant to particular HealthTronics shareholders in light of their individual investment circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers and tax-exempt organizations) or to shareholders who acquired Shares in connection with stock option, stock purchase or restricted stock plans or in other compensatory transactions, or as part of a straddle, hedge, conversion, constructive sale or other integrated security transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below.

This summary does not discuss any U.S. federal income tax considerations relevant to HealthTronics shareholders who are not “U.S. holders” (as defined below). If you are not a U.S. holder you should consult with your tax advisor as to the U.S. federal, state, local, and foreign tax laws applicable to the Offer and the Merger. This summary is limited to HealthTronics shareholders who hold their Shares as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986 (the “Code”). You are urged to consult your tax advisor regarding the U.S. federal income tax considerations relevant to the Offer and the Merger, as well as the effects of state, local, and foreign tax laws.

For purposes of this summary, a “U.S. holder” is a HealthTronics shareholder that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation that is created in, or organized under the law of, the United States or any state or political subdivision thereof; (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as U.S. person under the Code.

If a partnership holds Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds Shares, you should consult your tax advisor regarding the tax considerations relevant to the Offer and the Merger.

This discussion is for general information only and should not be construed as tax advice. It is a summary and does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the Offer and the Merger. We urge you to consult your tax advisor with respect to the particular U.S. federal, state, and local, or foreign tax consequences of the Offer and the Merger to you.

General

The receipt of the Offer Price or the Merger Consideration, as applicable, by a U.S. holder whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive the Merger Consideration in the Merger will be a taxable transaction for U.S. federal income tax purposes. U.S. holders will generally recognize capital gain or loss equal to the difference between the cash received and their adjusted tax basis in the Shares. Gain or loss is computed separately with respect to each block of Shares (that is, Shares acquired at the same time for the same price).

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of the Offer Price or the Merger Consideration, as applicable, unless the recipient is an exempt recipient such as a corporation. In addition, backup withholding at the applicable rate (currently 28%) will apply to the payments if a U.S. Holder fails to provide its taxpayer identification number (“TIN”) and otherwise comply with the applicable requirements of the U.S. backup withholding rules.

In order to prevent U.S. federal income tax backup withholding with respect to payments, a U.S. holder must provide the Depositary with such holder’s correct TIN and certify that such holder is not subject to backup withholding by completing the IRS Form W-9 in the Letter of Transmittal. Certain holders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the holder, and payments to the holder pursuant to the Offer or the Merger, as applicable, may be subject to backup withholding. All U.S. holders should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign shareholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary or the Information Agent) in order to avoid backup withholding. Such shareholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 9 of the Letter of Transmittal.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

6. Price Range of Shares; Dividends

According to HealthTronics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2009, the Shares are traded on the NASDAQ Global Select Market under the symbol “HTRN.” The following table sets forth, for the calendar quarters indicated, the high and low closing prices per Share on the NASDAQ Global Select Market with respect to the fiscal years ended December 31, 2008 and December 31, 2009 as stated in HealthTronics’ Annual Report on Form 10-K for the year ended December 31, 2009 and from public sources with respect to the subsequent periods noted below.

	High	Low
Fiscal Year Ended December 31, 2008:
January 1 through March 31, 2008	$4.47	$3.12
April 1 through June 30, 2008	4.30	2.68
July 1 through September 30, 2008	4.50	2.83
October 1 through December 31, 2008	3.04	1.03

	High	Low
Fiscal Year Ended December 31, 2009:
January 1 through March 31, 2009	$2.75	$1.28
April 1 through June 30, 2009	2.01	1.29
July 1 through September 30, 2009	2.76	1.77
October 1 through December 31, 2009	2.64	2.16

	High	Low
Current Fiscal Year:
January 1 through March 31, 2010	$3.63	$2.42
April 1 through May 18, 2010	$4.80	$3.27

On May 5, 2010, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the last reported closing sales price per Share on the NASDAQ Global Select Market during normal trading hours was $3.62 per Share. On May 18, 2010, the last full trading day prior to the commencement of the Offer, the last reported closing sales price per Share on the NASDAQ Global Select Market during normal trading hours was $4.79 per Share. HealthTronics has never paid dividends. In HealthTronics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2009, HealthTronics has indicated that it will continue to retain its earnings for use in its business and it did not anticipate paying dividends on Shares in the foreseeable future. Additionally, under the terms of the Merger Agreement, HealthTronics is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Endo. See Section 14—“Dividends and Distributions.” Shareholders are urged to obtain a current market quotation for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations

Effect of Merger. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into HealthTronics, and HealthTronics will be the Surviving Corporation. The Articles of Incorporation of HealthTronics and the Bylaws of HealthTronics will be the Articles of Incorporation and the Bylaws of the Surviving Corporation until changed or amended. Purchaser’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated, and the officers of HealthTronics immediately prior to the Effective Time will be the initial officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NASDAQ Global Select Market. According to the published guidelines of The NASDAQ Stock Market, LLC (“NASDAQ”), NASDAQ would consider disqualifying the Shares for listing on the NASDAQ Global Select Market (though not necessarily for listing on The NASDAQ Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of holders of record and holders of beneficial interest, taken together, in Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, HealthTronics has shareholders’ equity of less than $10 million, or the bid price for a Share over a 30 consecutive business day period is less than $1. Furthermore, NASDAQ would consider delisting the Shares from NASDAQ altogether if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round lots of Shares falls below 300, (c) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (d) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (e) the bid price for a Share over a 30 consecutive business day period is less than $1, or (f) (i) HealthTronics has shareholders’ equity of less than $2.5 million, (ii) the market value of HealthTronics’ listed securities is less than $35 million over a 10 consecutive business day period, and (iii) HealthTronics’ net income from continuing operations is less than $500,000 for the most recently completed year and two of the last three most recently completed years. Shares held by officers or directors of HealthTronics, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to HealthTronics, there are approximately 45,630,810 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for the NASDAQ Global Select Market or are delisted from NASDAQ altogether, the market for Shares will be adversely affected.

If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by HealthTronics upon application to the Commission if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause HealthTronics to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by HealthTronics to its shareholders and to the Commission and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with shareholders’ meetings or actions in lieu of a shareholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to shareholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to HealthTronics. Furthermore, the ability of “affiliates” of HealthTronics and persons holding “restricted securities” of HealthTronics to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933 may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8. Certain Information Concerning HealthTronics

The following description of HealthTronics and its business has been taken from HealthTronics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and is qualified in its entirety by reference to such report.

HealthTronics provides healthcare services and medical devices, primarily for the urology community.

Lithotripsy services. HealthTronics provides lithotripsy services, which is a medical procedure where a device called a lithotripter transmits high energy shockwaves through the body to break up kidney stones. HealthTronics’ lithotripsy services are provided principally through limited partnerships and other entities that HealthTronics manages, which use lithotripters. In 2009, physicians who are affiliated with HealthTronics used HealthTronics’ lithotripters to perform approximately 50,000 procedures in the U.S. HealthTronics does not render any medical services. Rather, the physicians do. As the general partner of limited partnerships or the manager of other types of entities, HealthTronics also provides services relating to operating HealthTronics’ lithotripters, including scheduling, staffing, training, quality assurance, regulatory compliance, and contracting with payors, hospitals, and surgery centers.

Prostate treatment services. HealthTronics provides treatments for benign and cancerous conditions of the prostate. In treating benign prostate disease, HealthTronics deploys three technologies: (1) photo-selective vaporization of the prostate (“PVP”), (2) trans-urethral needle ablation (“TUNA”), and (3) trans-urethral microwave therapy (“TUMT”) in certain partnerships. All three technologies apply an energy source which reduces the size of the prostate gland. For treating prostate and other cancers, HealthTronics uses a procedure called cryosurgery, a process which uses lethal ice to destroy tissue such as tumors for therapeutic purposes. In April 2008, HealthTronics acquired Advanced Medical Partners, Inc. (“AMPI”), which significantly expanded HealthTronics’ cryosurgery partnership base. In July 2009, HealthTronics acquired Endocare, Inc. (“Endocare”), which manufactures both the medical devices and related consumables utilized by HealthTronics’ cryosurgery operations, and also provides cryosurgery treatments. HealthTronics’ prostate treatment services are provided principally by HealthTronics using equipment that HealthTronics leases from limited partnerships and other entities that HealthTronics manages. HealthTronics also provides services relating to operating the equipment, including scheduling, staffing, training, quality assurance, regulatory compliance, and contracting.

Radiation therapy services. HealthTronics provides image guided radiation therapy (“IGRT”) technical services for cancer treatment centers. HealthTronics’ IGRT technical services may relate to providing the technical (non-physician) personnel to operate a physician practice group’s IGRT equipment, leasing IGRT equipment to a physician practice group, providing services related to helping a physician practice group establish an IGRT treatment center, or managing an IGRT treatment center.

Anatomical pathology services. HealthTronics also provides anatomical pathology services primarily to the urology community. HealthTronics has one pathology lab located in Georgia, Claripath Laboratories, that provides laboratory detection and diagnosis services to urologists throughout the United States. In addition, in July 2008, HealthTronics acquired Uropath LLC, which managed pathology laboratories located at Uropath sites for physician practice groups located in Texas, Florida and Pennsylvania. Through Uropath, HealthTronics continues to provide administrative services to in-office pathology labs for practice groups and provide pathology services to physicians and practice groups with HealthTronics’ lab equipment and personnel at HealthTronics’ Uropath laboratory sites.

Medical products manufacturing, sales and maintenance. HealthTronics, through HealthTronics’ Endocare acquisition, manufactures and sells medical devices focused on minimally invasive technologies for tissue and tumor ablation through cryoablation, which is the use of lethal ice to destroy tissue, such as tumors, for therapeutic purposes. HealthTronics develops and manufactures these devices for the treatment of prostate and renal cancers and HealthTronics believes that HealthTronics’ proprietary technologies have broad applications across a number of markets, including the ablation of tumors in the lung and liver and palliative intervention (treatment of pain associated with metastases). HealthTronics also manufactures the related spare parts and consumables for these devices. HealthTronics also sells and maintain lithotripters and related spare parts and consumables.

HealthTronics is a Georgia corporation with corporate headquarters located at 9825 Spectrum Drive, Building 3, Austin, Texas 78717. HealthTronics’ telephone number at such corporate headquarters is (512) 328-2892.

Available Information. HealthTronics is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning HealthTronics’ business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of HealthTronics’ securities, any material interests of such persons in transactions with HealthTronics, and other matters is required to be disclosed in proxy statements and periodic reports distributed to HealthTronics’ shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the Commission’s Public Reference Room in Washington, DC can be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as HealthTronics, who file electronically with the Commission. The address of that site is http://www.sec.gov. HealthTronics also maintains an Internet website at http://www.healthtronics.com. The information contained in, accessible from or connected to HealthTronics’ website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of HealthTronics’ filings with the Commission. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning HealthTronics contained in this Offer to Purchase has been based upon publicly available documents and records on file with the Commission and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Endo, Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning HealthTronics contained in such documents and records or for any failure by HealthTronics to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9. Certain Information Concerning Purchaser and Endo

Purchaser. Purchaser is a Georgia corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and Merger. We are a direct wholly-owned subsidiary of Endo. The principal executive offices of Purchaser are located at c/o Endo Pharmaceuticals Holdings Inc., 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317, where our telephone number is (610) 558-9800.

Endo. Endo is engaged in the research, development, manufacturing, marketing and sale of branded and generic prescription pharmaceuticals used primarily to treat and manage pain, overactive bladder, prostate and bladder cancer and the early onset of puberty in children, or central precocious puberty.

Endo has a portfolio of branded products that includes established brand names such as Lidoderm®, Opana® ER and Opana®, Percocet®, Frova®, Voltaren® Gel, Sanctura XR®, Sanctura®, Vantas®, Valstar®, and Supprelin® LA. Branded products comprised approximately 92% of Endo’s revenues for the three-months ended March 31, 2010, with 50% of our revenues coming from Lidoderm®. Our non-branded generic portfolio, which accounted for 7% of revenues for the three-months ended March 31, 2010, currently consists of products primarily focused in pain management. We focus on select generics that have one or more barriers to market entry, such as complex formulation, regulatory or legal challenges or difficulty in raw material sourcing.

In the first quarter of 2009, Endo acquired Indevus Pharmaceuticals (referred to as Indevus), a specialty pharmaceutical company engaged in the acquisition, development and commercialization of products to treat conditions in urology and endocrinology. Indevus’s approved products included Sanctura® and Sanctura XR® for overactive bladder (referred to as OAB), which is promoted by Allergan, Inc. (referred to as Allergan), Vantas® for advanced prostate cancer, Supprelin® LA for central precocious puberty (referred to as CPP), Delatestryl® for the treatment of hypogonadism and Valstar® for bladder cancer. Endo also acquired from Indevus a core urology and endocrinology portfolio containing multiple compounds in development including Aveed™ for hypogonadism and the octreotide implant for treatment of acromegaly and carcinoid syndrome.

Endo enhances its financial flexibility by outsourcing certain of its functions, including manufacturing and distribution. Currently, Endo’s primary suppliers of contract manufacturing services are Novartis Consumer Health, Inc. and Teikoku Seiyaku Co., Ltd.

Through a dedicated sales force in the United States, consisting of 337 specialty representatives, 389 pharmaceutical sales representatives focusing primarily on pain products, 83 sales representatives focusing primarily on urology and oncology, 26 medical center representatives and a contract sales force of approximately 80 sales representatives, we market our branded pharmaceutical products to high-prescribing physicians in pain management, orthopedics, neurology, rheumatology, surgery, anesthesiology, oncology, urology, endocrinology and primary care, including pediatricians. Our sales force also targets retail pharmacies and other healthcare professionals throughout the United States.

On a continuous basis, Endo pursues acquisition opportunities. In particular, Endo looks to continue to enhance its product line by acquiring or licensing rights to additional products and compounds and therefore regularly evaluates selective acquisition and license opportunities. Such acquisitions or licenses may be carried out through the purchase of assets, joint ventures and licenses or by acquiring other companies.

Endo’s direct wholly-owned subsidiary, Endo Pharmaceuticals Inc. (EPI), commenced operations in 1997 by acquiring certain pharmaceutical products, related rights and assets of The DuPont Merck Pharmaceutical

Company, which subsequently became DuPont Pharmaceuticals Company and was thereafter purchased by the Bristol-Myers Squibb Pharma Company in 2001. Endo Pharmaceuticals Inc. was formed by some members of the then-existing management of DuPont Merck and an affiliate of Kelso & Company who were also parties to the purchase agreement under which Endo acquired these initial assets.

Endo was incorporated in Delaware as a holding company on November 18, 1997. Endo’s principal executive offices are located at 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317. Endo’s telephone number at such principal executive offices is (610) 558-9800.

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of Endo and Purchaser are set forth in Schedule A to this Offer to Purchase.

None of Endo, Purchaser or, to the knowledge of Endo or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Schedule A: (a) none of Endo, Purchaser or, to the knowledge of Endo or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Endo, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of HealthTronics; (b) none of Endo, Purchaser or, to the knowledge of Endo or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of HealthTronics during the past 60 days; (c) none of Endo, Purchaser, their subsidiaries or, to the knowledge of Endo or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of HealthTronics (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the Commission between any of Endo, Purchaser, their subsidiaries or, to the knowledge of Endo or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and HealthTronics or any of its executive officers, directors or affiliates, on the other hand; and (e) other than the transaction described in the Offer to Purchase, in the past two years, there have been no negotiations, transactions or material contacts between any of Endo, Purchaser, their subsidiaries or, to the knowledge of Endo or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and HealthTronics or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of HealthTronics’ securities, an election of HealthTronics’ directors or a sale or other transfer of a material amount of assets of HealthTronics.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash; (b) the Offer is not subject to any financing condition; (c) if we consummate the Offer, we will acquire all remaining Shares for the same price in the Merger; and (d) Endo has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

10. Background of the Offer; Contacts with HealthTronics

Background of the Offer and the Merger; Past Contacts or Negotiations between Endo and HealthTronics

In the ordinary course of its business, Endo looks to continue to enhance its product line and develop a balanced portfolio of differentiated products through selective product acquisitions, in-licensing and company acquisitions. As such, Endo’s directors and officers regularly have discussions with other participants in the pharmaceutical and healthcare industries, investment bankers and industry consultants.

In February, 2010, the management and Board of Directors of Endo conducted a review of Endo’s product profile and strategic focus. As part of this strategic review, the Board of Directors of Endo, together with Endo’s management, considered, among other things, the continued expansion of Endo’s strategic focus beyond pain management into the urology therapeutic area through acquisitions intended to be complementary to the product offerings obtained by Endo in its 2009 acquisition of Indevus.

In February, 2010, Endo management identified HealthTronics as a possible acquisition target and conducted a preliminary investigation of HealthTronics. Endo determined that HealthTronics was a potentially attractive acquisition candidate for Endo given the nature of the services and products which it offered and its unique “partnership” relationship with physicians in the urology community.

On February 22, 2010, Alan Butcher, Endo’s Vice President, Corporate Development, called Scott Herz, Vice President, Business Development of HealthTronics to introduce Endo. Mr. Herz returned Mr. Butcher’s call on February 23, 2010, and Mr. Butcher introduced Endo as a company and explained Endo’s strategic thesis of drug/device combinations. Mr. Herz agreed to speak with James S.B. Whittenburg, Chief Executive Officer of HealthTronics, about starting a dialogue with Endo. On February 24, 2010, Mr. Herz informed Mr. Butcher that Mr. Whittenburg would be interested in speaking with David P. Holveck, President & Chief Executive Officer of Endo. Endo and HealthTronics then exchanged publicly available information.

During the next few weeks, Endo began its preliminary strategic and due diligence review of HealthTronics. As part of this review, on March 2, 2010, Messrs. Holveck and Butcher had a teleconference with Messrs. Whittenburg and Herz to discuss Endo’s possible acquisition of HealthTronics. Mr. Holveck provided an overview of Endo’s pelvic health strategy and Mr. Whittenburg outlined HealthTronics’ business, its services and prospects for growth. In addition, on March 2, 2010, Endo and HealthTronics entered into a non-disclosure agreement and HealthTronics began providing non-public information to Endo pursuant to the terms of that agreement.

On March 14, 2010, Messrs. Holveck and Butcher and Robert J. Cobuzzi Jr., Ph.D., Corporate Vice President, Corporate Development of Endo had dinner in Austin, Texas with Messrs. Whittenburg and Herz and a representative of Lazard Middle Market LLC (“LMM”), HealthTronics’ financial advisor, to discuss Endo’s interest in a possible acquisition of HealthTronics. On March 15, 2010, Messrs. Holveck and Butcher and Dr. Cobuzzi together with Ivan P. Gergel, M.D., Endo’ Executive Vice President, Research & Development, Alan G. Levin, Endo’s Executive Vice President, Chief Financial Officer, and Caroline B. Manogue, Endo’s Executive Vice President and Chief Legal Officer and Secretary met at HealthTronics’ corporate headquarters in Austin, Texas with Messrs. Whittenburg and Herz as well as Richard Rusk, Chief Financial Officer, Vice President, Controller and Treasurer of HealthTronics, and Clint Davis, Senior Vice President, General Counsel of HealthTronics. A representative of LMM also was present at the meeting. At this meeting, Mr. Whittenburg presented HealthTronics’ business model, explained its services and outlined its prospects for growth. Endo management explained what additional due diligence was needed to advance Endo’s consideration of a possible acquisition of HealthTronics.

On March 16, 2010, Mr. Whittenburg called Mr. Holveck to confirm HealthTronics’ interest in moving forward with discussions regarding Endo’s possible acquisition of HealthTronics. On March 17, 2010, Mr. Holveck emailed Mr. Whittenburg confirming Endo’s continued interest in a possible acquisition of

HealthTronics and Endo’s willingness to aggressively move forward with the discussions. On March 17, 2010, Endo was informed that HealthTronics had received inquiries from other potential acquirers and was asked to submit an expression of interest.

During the next few weeks, Endo continued its due diligence review of HealthTronics’ non-public information.

On March 30, 2010, Messrs. Holveck, Butcher and Levin, Drs. Cobuzzi and Gergel, Ms. Manogue and Lawrence A. Cunningham, Senior Vice President, Human Resources of Endo, and Colleen M. Craven, Vice President, Corporate Compliance of Endo, made a preliminary presentation of the potential acquisition of HealthTronics to the Transactions Committee of the Board of Directors of Endo, comprised of Roger H. Kimmel, Michael Hyatt (chair), Nancy J. Hutson, Ph.D. and Joseph C. Scodari. John J. Delucca, Director of Endo, and William P. Montague, Director of Endo, also participated. The Transactions Committee authorized Endo management to continue exploring the potential acquisition of HealthTronics by Endo and to submit a non-binding expression of interest to HealthTronics regarding the terms of the potential acquisition.

On March 30, 2010, Mr. Holveck sent a letter to HealthTronics’ financial advisor, expressing Endo’s interest in a potential acquisition of HealthTronics. In the letter of interest, Endo proposed a business combination in which Endo would acquire HealthTronics for $245 million (including the value of any debt to be assumed in connection with the acquisition). This non-binding and confidential letter of interest expressed Endo’s intention to finance the proposed transaction with cash on hand and was not subject to a financing condition. The non-binding proposal included in the letter of interest was subject to confirmatory due diligence, the negotiation of mutually satisfactory definitive agreements and the approval of those agreements by the Board of Directors of Endo.

During the next few weeks following Endo’s submission of its March 30, 2010 letter of interest, members of Endo’s management continued to discuss with members of HealthTronics’ management Endo’s potential acquisition of HealthTronics, including the price and other terms of such a potential acquisition. Representatives of Citigroup Global Markets Inc. (“Citi”), financial advisor to Endo, and HealthTronics’ financial advisor also discussed Endo’s potential acquisition of HealthTronics.

On April 16, 2010, the Transactions Committee of the Board of Directors of Endo met with Endo management, including Julie McHugh, Endo’s Chief Operating Officer, as well Messrs. Delucca and Montague and representatives from Citi. The potential acquisition of HealthTronics was discussed and representatives of Citi discussed their preliminary financial analysis of HealthTronics, including the results of ongoing due diligence of financial information from the first quarter of 2010. The Transactions Committee authorized Endo management to continue exploring the potential acquisition of HealthTronics by Endo and to submit a revised non-binding expression of interest, including a request to proceed on an exclusive basis, to HealthTronics regarding the terms of the potential acquisition.

Following the Transactions Committee meeting, Mr. Holveck sent a revised letter of interest to Mr. Whittenburg. In the revised letter of interest, Endo proposed a business combination in which Endo would acquire all of the outstanding Shares for $4.85 in cash per Share. This non-binding and confidential revised letter of interest assumed that the principal amount of HealthTronics’ outstanding indebtedness was $38.2 million and, thus, implied an enterprise value for HealthTronics of $259.2 million. The revised letter of interest expressed Endo’s intention to finance the proposed transaction with cash on hand and was not subject to a financing condition. The non-binding proposal included in the letter of interest was subject to confirmatory due diligence, the negotiation of mutually satisfactory definitive agreements and the approval of those agreements by the Board of Directors of Endo. The revised letter of interest also requested that Endo be allowed an additional period to conduct due diligence, which Endo estimated could be completed in time to announce a definitive agreement providing for its acquisition of HealthTronics by May 5, 2010. Endo determined that, in light of the increased offer price reflected in the revised letter of interest and in consideration of its devoting significant time and resources to the exploration of an acquisition of HealthTronics as compared to other strategic opportunities, that it would be important to proceed on an exclusive basis with HealthTronics and, therefore, requested that

HealthTronics enter into an exclusivity agreement with Endo pursuant to which HealthTronics would agree to, among other things, negotiate exclusively with Endo until May 10, 2010.

On April 17, 2010, after negotiations between Endo and HealthTronics regarding the duration of the exclusivity period, among other things, Mr. Whittenburg called Mr. Holveck to inform him that the HealthTronics Board of Directors had met and agreed to proceed on the basis of Endo’s non-binding offer and to enter into the exclusivity agreement. On April 17, 2010, Endo and HealthTronics entered into an exclusivity agreement. Under the terms of the exclusivity agreement, HealthTronics agreed, among other things, not to initiate, solicit, encourage, engage in discussions or negotiations regarding, or provide any information in connection with, third-party acquisition proposals. The exclusivity agreement, and the restrictions on HealthTronics’ actions in connection with third-party acquisition proposals, were to terminate on the earlier of (i) May 10, 2010 or (ii) Endo’s written notice to HealthTronics that it was no longer interested in proceeding with an acquisition of HealthTronics.

Following the execution of the exclusivity agreement, from April 19 to April 22, in furtherance of Endo’s ongoing exploration of a possible acquisition of HealthTronics, members of Endo’s management team met with members of HealthTronics’ management team to discuss various aspects of HealthTronics’ business.

On April 22 and 23, 2010, Messrs. Holveck, Butcher, Levin and Cunningham, Drs. Cobuzzi and Gergel, Ms. Manogue and Ms. Craven and Ms. McHugh attended meetings in Dallas, Texas with Messrs. Whittenburg, Rusk, Davis and Herz of HealthTronics. During these meetings, various aspects of HealthTronics’ business as well as the terms of Endo’s possible acquisition of HealthTronics were discussed.

On April 23, 2010, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), outside legal counsel to Endo, provided a draft merger agreement to representatives of HealthTronics and HealthTronics’ outside legal counsel, Jackson Walker L.L.P. (“Jackson Walker”). The draft merger agreement indicated that Endo required, as a condition to its entering into any merger agreement, that Mr. Whittenburg and other members of HealthTronics’ senior management concurrently with the execution of the merger agreement enter into agreements with Endo providing for, among other things, continued employment with Endo and, in certain circumstances, waiver or deferral of severance benefits, with such agreements to be effective upon the closing of the Offer (the “Executive Agreements”).

During the week of April 26, 2010, representatives of Endo and Skadden Arps participated in conference calls with representatives of HealthTronics and Jackson Walker to discuss changes to the draft merger agreement proposed by Jackson Walker.

On April 28, 2010, a regularly scheduled meeting of the Board of Directors of Endo was held, at which Mr. Holveck provided the Board of Directors of Endo with an update regarding the status of discussions with HealthTronics and provided an overview of the possible terms of an acquisition of HealthTronics. Mr. Holveck noted to the Board of Directors of Endo that the key terms of any possible acquisition of HealthTronics were still under negotiation and that the Board was not being asked to take action to approve such an acquisition at that time. Following Mr. Holveck’s presentation, the Board of Directors of Endo authorized Endo management to continue to negotiate the terms of a potential acquisition of HealthTronics.

On April 29, 2010, Skadden Arps provided a revised draft merger agreement to representatives of HealthTronics and Jackson Walker.

On April 30, 2010, representatives of Endo and Skadden Arps participated in a conference call with representatives of HealthTronics and Jackson Walker to discuss Skadden Arps’ April 29th draft merger agreement. This discussion focused on, among other things, several key terms reflected in the draft merger agreement regarding which the parties’ respective positions differed substantively, including the size of the termination fee to be paid by HealthTronics in the event that the merger agreement were terminated in certain circumstances, with Endo proposing a fee of $11 million and HealthTronics proposing a fee of $5 million, and the timing of such payment in certain specified circumstances, certain conditions to the Offer relating to the accuracy of HealthTronics’ representations and warranties and the absence of governmental orders or litigation and the definition of “Company Material Adverse Effect” under the draft merger agreement, generally, and the scope of any deemed “Company Material Adverse Effect”.

Later on April 30, 2010, Mr. Cunningham provided drafts of the Executive Agreements to Messrs. Whittenburg, Rusk, Davis and Herz.

On May 3 and May 4, 2010, telephonic meetings were held between the management teams and outside legal counsel of Endo and HealthTronics to discuss due diligence issues and matters.

On May 3, 2010, Jackson Walker provided a revised draft merger agreement to representatives of Endo and Skadden Arps. Later on May 3, 2010, representatives of Skadden Arps and Jackson Walker discussed the changes reflected in Jackson Walker’s draft merger agreement. Among other things, this draft merger agreement reflected a termination fee of $8 million. At the conclusion of such discussion, the parties’ respective outside legal counsel concurred that the parties’ respective positions regarding certain provisions of the draft merger agreement, including the conditions to the Offer relating to the absence of governmental orders or litigation and the scope of any deemed “Company Material Adverse Effect” under the merger agreement, reflected substantive differences and that further discussion directly involving representatives of Endo and HealthTronics would likely be necessary to further advance discussions on the treatment of such issues.

On May 4, 2010, Endo established HT Acquisition Corp., a direct wholly-owned subsidiary, to act as the purchaser in the tender offer for all outstanding HealthTronics shares.

Also on May 4, 2010, Endo and Messrs. Whittenburg, Rusk, Davis and Herz agreed on the terms of the Executive Agreements.

Later on May 4, 2010, a special meeting of the Board of Directors of Endo was held to discuss the potential acquisition of HealthTronics. Representatives of Skadden and Citi, financial advisor to Endo, were also in attendance telephonically. During the meeting, Mr. Holveck, Mr. Levin and other representatives of Endo management reviewed the financial, operational and strategic considerations associated with the proposed acquisition of HealthTronics with the Board of Directors of Endo, representatives of Skadden Arps reviewed with the Board the terms of the proposed acquisition including those terms which were open between the parties, which included the scope of any deemed “Company Material Adverse Effect” under the merger agreement. Representatives of Citi presented the Board with Citi’s financial analysis relating to the proposed acquisition. Following these presentations, the Compensation Committee of the Board of Directors of Endo met separately and considered and approved the Executive Agreements. Following the separate meeting of the Compensation Committee, the full Board of Directors of Endo convened again, and at the conclusion of the meeting, the Board unanimously adopted resolutions which, among other things, (i) ratified, confirmed, approved and adopted each of the Merger Agreement, the Stockholder Tender Agreement (as defined above) and the Executive Agreements (as defined above) in all respects, and (ii) declared the Offer advisable and in the best interests of Endo’s stockholders.

Throughout the evening of May 4, 2010, representatives of Skadden Arps and Jackson Walker participated in conference calls to finalize the remaining terms of the draft merger agreement and resolve any open due diligence issues or questions. Also during the evening of May 4, 2010, Mr. Levin and Mr. Whittenburg discussed by telephone the deemed “Company Material Adverse Effect” provision in the draft merger agreement and the parties respective positions with respect thereto.

Throughout the day on May 5, 2010, representatives of Endo and HealthTronics as well as their respective outside legal counsel participated in conference calls to finalize the terms of the draft merger agreement.

During the afternoon of May 5, 2010, a special meeting of the Board of Directors of HealthTronics was held to discuss Endo’s potential acquisition of HealthTronics. At the conclusion of this meeting, the Board of Directors of HealthTronics unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of, the holders of Shares, (ii) adopted and approved the Merger Agreement and declared it advisable that HealthTronics enter into the Merger Agreement and (iii) resolved to recommend that the holders of Shares accept the Offer and, if required, vote their Shares in favor of the adoption and approval of the Merger Agreement and approval of the Merger.

Also on the afternoon of May 5, 2010, following the meeting of the Board of Directors of HealthTronics, Endo and HealthTronics issued press releases announcing the execution of the Merger Agreement.

On May 19, 2010, Purchaser commenced the Offer.

Certain Projected Financial Information of HealthTronics

In connection with our due diligence review of HealthTronics, HealthTronics made available to us certain non-public financial information about HealthTronics, including financial projections prepared by HealthTronics’ management. A summary of these projections is set forth below.

HealthTronics has advised us that its financial projections reflect numerous estimates and assumptions, including but not limited to the following:

•

these projections were not prepared with a view toward public disclosure or compliance with the published guidance of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts;

•

the projections were prepared solely for internal use and management decision-making, are subjective in many respects, and thus are subject to interpretations and periodic revisions based on actual experience and business developments;

•

these projections reflect numerous assumptions made by HealthTronics’ management with respect to industry performance, general business, economic, market and financial conditions, uncertainties and contingencies, and other matters, all of which are difficult to predict and many of which are beyond the control of HealthTronics;

•

these projections are based on assumptions and observations about business conditions as of the date prepared by HealthTronics’ management and not as of any other date and, therefore, could change based on assumptions or observations made after such date;

•	there can be no assurance that assumptions made in preparing these projections will prove accurate, although management of HealthTronics believes the assumptions were reasonable when made;

•	actual results will probably differ from these projections, possibly by material amounts;

•

the inclusion of these projections should not be regarded as an indication that HealthTronics considered or considers them to be necessarily predictive of actual future events, and the projections should not be relied upon as such; and

•

HealthTronics has not made and does not make any representation to any person or entity regarding the ultimate performance of HealthTronics compared to these projections, and HealthTronics does not intend to update or otherwise revise these projections to reflect circumstances existing after the date on which they were prepared by HealthTronics’ management or to reflect the occurrence of future events, even if any or all of the assumptions underlying the projections are shown to be in error.

Excerpts of the projections provided by HealthTronics management included the following for HealthTronics on a consolidated basis:

(dollars in millions)	2010	2011	2012	2013
Revenues	$213.0	$246.8	$283.7	$319.4
EBIT	$71.1	$84.5	$98.8	$110.9
Net income	$15.6	$22.1	$28.7	$33.3
Adjusted EBITDA (1)	$36.2	$45.5	$54.3	$61.4

(1)	Adjusted EBITDA means earnings before interest, taxes, depreciation and amortization, excluding equity-based compensation expense, and adjusted for net income attributable to noncontrolling interest expense (as such term is defined under U.S. generally accepted accounting principles (“GAAP”)), calculated in a manner consistent with HealthTronics’ past financial reporting practice. A reconciliation of the adjusted EBITDA amounts to the net income amounts set forth above is provided below.

The following is a reconciliation of adjusted EBITDA of HealthTronics for the periods noted below to the net income of HealthTronics for such periods:

(dollars in millions)	2010	2011	2012	2013
Net income	$15.6	$22.1	$28.7	$33.3
Add back:
Provision for income taxes	1.7	2.4	3.2	3.7
Interest expense	1.9	1.8	2.1	2.3
Depreciation and amortization	15.0	17.1	18.0	19.6
Share-based compensation costs	2.0	2.1	2.3	2.5

Adjusted EBITDA	$36.2	$45.5	$54.3	$61.4

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of Endo, Purchaser, HealthTronics or their respective affiliates or representatives consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. These projections are being provided in this document only because HealthTronics made them available to Endo in connection with Endo’s due diligence review of HealthTronics.

None of Endo, Purchaser, HealthTronics or any of their respective affiliates or representatives makes any representation to any shareholder regarding the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In this regard, investors are cautioned not to place undue reliance on the projected information provided. As part of its due diligence efforts, Endo management prepared its own estimates of HealthTronics’ operating performance, and Endo did not base the Offer described in this Offer to Purchase on the HealthTronics projections. Endo’s due diligence process is continuing and may result in additional changes to such estimates, particularly in respect of Endo’s operating plans if the Merger is consummated, although these projections will not be updated to reflect the results of such continuing review.

It is Endo’s understanding that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with GAAP, and HealthTronics’ independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Offer to Purchase, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that HealthTronics may achieve the results contained in the projections, and accordingly assume no responsibility for them.

Neither Endo nor any of its affiliates or representatives participated in preparing, nor do they express any view on, the projections summarized above, or the assumptions underlying such information. The summary of the HealthTronics projections is not included in this Offer to Purchase in order to influence any HealthTronics shareholder to make any investment decision with respect to the Offer or the Merger, including whether to tender HealthTronics Shares into the Offer or whether or not to seek appraisal rights with respect to the Shares.

11. Purpose of the Offer and Plans for HealthTronics; Summary of the Merger Agreement and Certain Other Agreements

Purpose of the Offer and Plans for HealthTronics

The purpose of the Offer and the Merger is for Endo and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, HealthTronics. Pursuant to the Merger, Endo will acquire all of the stock of HealthTronics not purchased pursuant to the Offer, the Top-Up Option or otherwise. Shareholders of HealthTronics who sell their Shares in the Offer will cease to have any equity interest in HealthTronics or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering shareholders also will no longer have an equity interest in HealthTronics. On the other hand, after selling their Shares in the Offer or the subsequent Merger, shareholders of HealthTronics will not bear the risk of any decrease in the value of HealthTronics.

Assuming Purchaser purchases a majority of the outstanding Shares pursuant to the Offer, Endo is entitled and currently intends to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the HealthTronics board of directors. See “The Merger—Organizational Documents, Directors and Officers of the Surviving Corporation.” below. At the Effective Time, the Articles of Incorporation of HealthTronics and the Bylaws of HealthTronics, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation and the Bylaws of the Surviving Corporation until thereafter amended as provided by law and such Articles of Incorporation and Bylaws. The directors of Purchaser will become the directors of the HealthTronics until their respective successors are duly elected or appointed. See “The Merger—Organizational Documents, Directors and Officers of the Surviving Corporation” below.

Endo and Purchaser are conducting a detailed review of HealthTronics and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances which exist upon completion of the Offer. Endo and Purchaser will continue to evaluate the business and operations of HealthTronics during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Endo intends to review such information as part of a comprehensive review of HealthTronics’ business, operations, capitalization and management with a view to optimizing development of HealthTronics’ potential in conjunction with HealthTronics’ existing businesses. We expect that all aspects of HealthTronics’ business will be fully integrated into Endo. However, plans may change based on further analysis including changes in HealthTronics’ business, corporate structure, charter, bylaws, capitalization, board of directors and management, although, except as disclosed in this Offer to Purchase, Endo and Purchaser have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, neither Endo nor Purchaser has any present plans or proposals that would result in an extraordinary corporate transaction involving HealthTronics or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in HealthTronics’ capitalization, corporate structure or business. Prior to the Expiration Date, Endo may cause Purchaser to be transferred to one or more of its affiliates for internal structuring reasons, but no such transfer will affect Endo’s obligations under the Merger Agreement.

After the Effective Time, Endo expects to have approximately $900 million of cash and marketable securities available to pursue additional business development opportunities. Endo intends to pursue opportunities to build its business across multiple therapeutic categories.

New Executive Agreements under the Merger Agreement

In connection with the negotiation and execution of the Merger Agreement, Endo conditioned its willingness to proceed with the transactions on entry into new employment agreements with Messrs. Whittenburg, Rusk, Davis and Herz at the time of the execution of the Merger Agreement. Accordingly, Endo negotiated new employment agreements with each employee named above, which agreements were executed on May 5, 2010. The terms of the new employment agreements will be effective as of the closing of the Offer and will at that time supersede the terms of HealthTronics existing employment agreements. The benefits under the new employment agreements will be in addition to, and will not negate, the benefits received by these Executive Officers as a result of vesting and payment of equity awards under HealthTronics’ existing equity plans.

The descriptions of the agreements that follow are qualified in their entirety by reference to the full text of the agreements described, which are included as Exhibits (e)(1)—(e)(4) the Schedule TO filed by Endo and Purchaser with the Commission on May 19, 2010 (the “Schedule TO”) and incorporated herein by reference.

James S.B. Whittenburg

Upon the effectiveness of Mr. Whittenburg’s employment agreement, he will be paid a base salary of $420,000 on an annualized basis (which base salary may not be decreased without Mr. Whittenburg’s consent), which is $30,000 more than his current base salary of $390,000. Mr. Whittenburg will be entitled to continue to participate in HealthTronics’ annual incentive compensation program, with a target bonus for calendar year 2011 equal to 60% of base salary with the opportunity to receive a maximum annual cash bonus of 200% of his target bonus. In addition, Mr. Whittenburg will receive initial grants of $630,000 in stock options and $210,000 in restricted stock units to acquire Endo common stock, which vest 25% on each anniversary of the effective date of the employment agreement. Mr. Whittenburg also is entitled to participate in Endo’s equity incentive plan, as well as in HealthTronics’ employee benefit plans and programs.

Mr. Whittenburg’s employment agreement has an initial term of 18 months that will automatically renew for two additional one-year periods unless notice of non-renewal is delivered by either party under the terms provided for in the agreement. Except for termination by Endo for cause during the initial term or termination by Mr. Whittenburg without good reason during the initial term, if Mr. Whittenburg’s employment is terminated for any reason during or after the initial term, Mr. Whittenburg would be entitled to receive a cash payment equal to 200% of the sum of Mr. Whittenburg’s base salary and annual incentive compensation at target, payable in a lump sum.

•

The term “cause” generally is defined as: (a) in connection with the business of Endo, conviction of an offense constituting a felony or involving moral turpitude; or (b) in a material and substantive manner that is not materially cured within 15 days after receiving notice thereof, violation of a written Endo policy, violation of the employment agreement, failure to follow reasonable written instructions or directions or failure to use good-faith efforts to perform services required under the employment agreement.

•

The term “good reason” generally refers to Endo doing any of the following and failing to cure such event within 30 days of notice thereof: (a) material reduction of annual base salary; (b) requirement to be relocated to any location that is further than 30 miles from HealthTronics’ current headquarters; and (c) reassignment to a position with materially diminished responsibilities or such responsibilities are otherwise materially narrowed or diminished.

Mr. Whittenburg’s agreement contains noncompetition and nonsolicitation covenants that continue in effect for two years following termination of employment (the “Restricted Period”). Subject to compliance with these noncompetition and nonsolicitation covenants, if Mr. Whittenburg’s employment terminates for any reason, Endo will pay Mr. Whittenburg, in addition to the other amounts or benefits required to be paid as described above, $1,700,000 payable in equal installments over the Restricted Period in accordance with Endo’s customary monthly payroll practices.

Richard A. Rusk and Clint B. Davis

Each of Messrs. Rusk’s and Davis’ employment agreement has a term of three years. Upon effectiveness of these agreements, Mr. Rusk will receive a salary of $230,000 (which is $11,600 more than his current salary), and Mr. Davis will receive a salary of $245,000 (which is equal to his current salary), and each of these executives will continue to participate in HealthTronics’ annual incentive compensation program. In addition, each of these executives will receive initial grants of stock options and restricted stock units to acquire Endo common stock as follows: Mr. Rusk—$115,000 in stock options and $115,000 in restricted stock units; and Mr. Davis—$183,750 in stock options and $61,250 in restricted stock units. Such awards will vest 25% on each anniversary of the effective date of the employment agreements. The employment agreements contain termination rights for “cause” and “good reason” that are substantially similar to the rights under the executives’ current employment agreements; provided that, if there is a termination without cause or for good reason, or if the termination is due to death or disability, in each case during the term, the executives would be entitled to (1) if termination occurs on or before the second anniversary of the effective date, receive a cash payment equal to 200% of the sum of executive’s base salary and target bonus, (2) if termination occurs after the second anniversary of the effective date, receive a cash payment equal to the sum of executive’s base salary and target bonus, and (3) continued coverage under medical and welfare plans for two years following termination on terms no less favorable to executive and his dependents (including the cost thereof) than those in effect immediately prior to such termination. In addition, if the executives’ employment terminates for any reason following the term of the employment agreement, the executives would be entitled to (1) receive a cash payment equal to the sum of executive’s base salary and target bonus, (2) continued coverage under medical and welfare plans for one year following termination on terms no less favorable to executive and his dependents (including the cost thereof) than those in effect immediately prior to such termination, and (3) in the case of a disability (regardless of any termination of employment related thereto), regular payments for twelve months equal to the amount by which the monthly base salary exceeds executive’s company-provided monthly disability insurance benefit. Each of these agreements contains noncompetition and nonsolicitation covenants that continue in effect for two years following termination of employment.

Scott A. Herz

Mr. Herz’s employment agreement has a term of nine months. Upon effectiveness of this agreement, Mr. Herz will continue to be paid his current salary of $215,000 and will continue to participate in HealthTronics’ annual incentive compensation program. In addition, Mr. Herz will receive initial grants of $107,500 in stock options and $107,500 in restricted stock units to acquire Endo common stock. Such awards will vest 25% on each anniversary of the effective date of the agreement. Mr. Herz’s employment agreement contains termination rights for “cause” and “good reason” that are substantially similar to the rights under his current employment agreement; provided that, except for termination by Endo for cause during the term of the agreement or termination by Mr. Herz without good reason during the term of the agreement, if Mr. Herz’s employment is terminated for any reason during or after the term of the agreement, Mr. Herz would be entitled to (1) receive a cash payment equal to 200% of the sum of his base salary and target bonus and (2) continued coverage under medical and welfare plans for two years following termination on terms no less favorable to Mr. Herz and his dependents (including the cost thereof) than those in effect immediately prior to such termination. In addition, if Mr. Herz becomes disabled (regardless of any termination of employment related thereto), he would be entitled to receive regular payments for twelve months equal to the amount by which the monthly base salary exceeds his company-provided monthly disability insurance benefit. Mr. Herz’s agreement contains noncompetition and nonsolicitation covenants that continue in effect for two years following termination of employment.

General

The separation payments and benefits to which the executives are entitled under the new employment agreements are conditioned upon the execution of a general release in favor of Endo and related parties.

In addition, each of the employment agreements described above includes provisions regarding indemnification and certain tax provisions. Specifically, under each executive officer’s employment agreement, the executive officer will be indemnified against all claims arising out of his actions or omissions during his employment to the extent provided by Endo’s Certificate of Incorporation and/or Bylaws. Further, in the event that any payment or benefit that each executive officer would receive from Endo would otherwise constitute a “parachute payment” under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and be subject to the excise tax imposed by Section 4999 of the Code, such payment and benefits will be reduced (but not below zero) if and to the minimum extent necessary so that no payment would be subject to the excise tax.

Summary of the Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the Commission with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 under “Available Information.” Capitalized terms used, but not defined, herein shall have the respective meanings given to them in the Merger Agreement.

The Offer

The Offer. The Merger Agreement provides that Endo and Purchaser will commence the Offer to purchase any and all of the outstanding Shares. The obligations of Purchaser to, and of Endo to cause Purchaser to, accept for payment and pay for, any Shares tendered pursuant to the Offer are subject only to the conditions described in Section 13—“Conditions of the Offer” (each such condition, an “Offer Condition”). Purchaser expressly reserves the right to, in its sole discretion, waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided, however, that, without the prior written consent of HealthTronics, Purchaser will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Tender Condition, (iv) impose conditions that are different than or in addition to the conditions set forth in “Conditions of the Offer” or (v) otherwise amend the Offer in any manner materially adverse to the holders of Shares.

The initial expiration date of the Offer is 5:00 p.m., New York City time, on Thursday, July 1, 2010. Notwithstanding anything in the Merger Agreement to the contrary, Purchaser (i) may, in its sole discretion, without HealthTronics’ consent, extend the Offer on one or more occasions in increments of no longer than 5 business days, if on any then-scheduled expiration date of the Offer any of the Offer Conditions is not satisfied or, in Purchaser’s sole discretion, waived, until such time as such condition or conditions are satisfied or waived, (ii) will extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof or the NASDAQ Global Select Market applicable to the Offer and (iii) will extend the Offer until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any other applicable foreign antitrust, competition or similar law has expired or terminated; provided, however, that in no event will Purchaser be required to extend the Offer beyond December 31, 2010 or at any time Purchaser is entitled to terminate the Merger Agreement. In addition, Purchaser must extend the Offer for one ten business day period, followed by one five business day period if necessary, if, on the then-scheduled expiration date of the Offer, the Minimum Tender Condition or the No Governmental Action Condition, as applicable, is not satisfied but all of the other Offer Conditions are satisfied or waived; provided, however, that in no event will Purchaser be required to extend the Offer as provided above more than two times in either case (for such ten business day period and five business day period, as applicable), or beyond December 31, 2010 or at any time Endo or Purchaser are entitled to terminate the Merger Agreement. In addition, Purchaser must extend the Offer for one five business day period if on the then scheduled expiration date all of the conditions other than the condition relating to HealthTronics’ compliance in all material respects with its obligations under the Merger Agreement have been satisfied or waived under circumstances where prior to such expiration HealthTronics did not have at least five days written notice from Endo of the facts or circumstances underlying the failure of such condition to be satisfied, provided, however, that in no event will Purchaser be required to extend the Offer as provided above more than once pursuant to this sentence.

On the terms and subject to the conditions of the Offer and the Merger Agreement, Purchaser will accept and pay for all Shares validly tendered and not validly withdrawn prior to the expiration date of the Offer (as it may be extended and re-extended) pursuant to the Offer as soon as practicable after such expiration date. Purchaser expressly reserves the right to, in its sole discretion, following acceptance for payment of Shares upon expiration of the Offer (the “Offer Closing”), extend the Offer for a “subsequent offering period” of not less than 3 business days nor more than 20 business days in accordance with Rule 14d-11 under the Exchange Act.

HealthTronics Actions. HealthTronics has consented to the Offer, the Merger and the other transactions contemplated by the Merger Agreement and represented that the HealthTronics board of directors, unanimously (i) determined that Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of, the holders of Shares, (ii) adopted and approved the Merger Agreement and declared it advisable that HealthTronics enter into the Merger Agreement and (iii) resolved to recommend that the holders of Shares accept the Offer and, if required, vote their Shares in favor of the adoption of the Merger Agreement and approval of the Merger.

Directors. The Merger Agreement provides that, effective upon the Offer Closing, Endo will be entitled to designate the number of directors, rounded up to the next whole number, on the HealthTronics board of directors that equals the product of (i) the total number of directors on the HealthTronics board of directors and (ii) the percentage that the number of Shares beneficially owned by Endo and/or Purchaser (including shares accepted for payment) bears to the total number of shares outstanding, and HealthTronics will cause Endo’s designees to be elected or appointed to the board of directors, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time, HealthTronics will also cause individuals designated by Endo to constitute the proportional number of members, rounded up to the next whole number, on each committee of the HealthTronics board of directors and as requested by Endo, each board of directors (or equivalent governing body) of each HealthTronics Entity (and each committee thereof) in proportion to the number of members that may be designated by HealthTronics to such board of directors (or equivalent governing body) and each committee thereof. If Endo’s designees constitute a majority of the HealthTronics board after the Offer Closing and prior to the Effective Time, then the affirmative vote of a majority of the directors of HealthTronics then in office who were not so designated by Endo will be required to authorize any termination of the Merger Agreement by HealthTronics, any amendment of the Merger Agreement requiring action by the HealthTronics board, any extension of time for performance of any obligation or action under the Merger Agreement by Endo or Purchaser and any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of HealthTronics.

Top-Up Option. HealthTronics has granted Purchaser an irrevocable option (the “Top-Up Option” ) to purchase up to that number of newly issued Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Endo and Purchaser at the time of the exercise of the Top-Up Option, constitutes one Share more than 90% of the Shares then outstanding on a fully diluted basis (after giving effect to the issuance of the Top-Up Option Shares) or, as may be elected by Endo, on a primary basis as of immediately prior to the issuance of such shares, for consideration per Top-Up Option Share equal to the Offer Price. The Top-Up Option is subject to certain additional terms and conditions, including that Purchaser must own as of such time less than one more than 90% of the Shares then outstanding. The Top-Up Option will not be exercisable to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares that are not already reserved for issuance, or any other provision of applicable law or any order by a governmental entity would prohibit the exercise of the Top-Up Option or the delivery of Shares pursuant to the Top-Up Option. The aggregate purchase price payable for the Shares issuable pursuant to the Top-Up Option will be determined by multiplying the number of such Shares by the Offer Price, without interest. Such aggregate purchase price may be paid by Purchaser, at its election, either in cash or by executing and delivering to HealthTronics a promissory note having a principal amount equal to such purchase price and having full recourse to Endo.

The Merger

The Merger. The Merger Agreement provides that, after the completion of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into HealthTronics, and HealthTronics will be the Surviving Corporation.

Organizational Documents, Directors and Officers of the Surviving Corporation. The Merger Agreement provides that at the Effective Time, the Articles of Incorporation of HealthTronics and the Bylaws of HealthTronics will be the Articles of Incorporation and the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. Purchaser’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated, and the officers of HealthTronics immediately prior to the Effective Time will be the initial officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated.

Effects of the Merger; Exchange of Certificates

Conversion of Shares. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares held in the treasury of HealthTronics, (ii) each Share owned by Purchaser, Endo or any direct or indirect wholly-owned subsidiary of Endo or of HealthTronics immediately prior to the Effective Time, and (iii) any dissenting Shares) will be canceled and will be converted automatically into the right to receive the Merger Consideration, which is comprised of an amount equal to the Offer Price paid in the Offer.

Treatment of Options. The Merger Agreement provides that HealthTronics will take all necessary action to provide that, effective as of the closing of the Merger (the “Closing”), HealthTronics’ Stock Plans and all HealthTronics stock options outstanding immediately before the Closing will be canceled and of no further force or effect. Each holder of outstanding options under HealthTronics’ stock plans as of immediately prior to the Closing shall receive consideration equal to (A) the number of Shares subject to each such option, multiplied by the excess, if any, of (i) the Merger Consideration over (ii) the per-share exercise price under such option.

Treatment of Other Equity Awards. The Merger Agreement provides that each restricted stock award outstanding immediately before the Closing will be cancelled and of no further force or effect and, in exchange for cancellation of each such award, each holder of such awards shall receive the per share Merger Consideration for each share of HealthTronics common stock underlying such award.

Representations and Warranties

Representations and Warranties of HealthTronics. In the Merger Agreement, HealthTronics has made customary representations and warranties to Endo and Purchaser with respect to, among other matters, its organization and qualification, subsidiaries, capitalization, authority relative to the Merger Agreement, no conflict, required filings and consents, compliance, FDA and related matters, Commission filings, financial statements, absence of certain changes or events, taxes, absence of litigation, product liability and recalls, material contracts, affiliate transactions, employee benefit plans, labor and employment matters, real property, environmental matters, intellectual property, shareholders’ rights agreement, brokers, schedule of fees and expenses, and insurance.

For purposes of the Merger Agreement, the phrase “Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts, circumstance or development that, individually or in the aggregate with all other changes, effects, events, occurrences, state of facts, circumstances or developments, (i) results in any change or effect that is or would reasonably be expected to be materially adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of

HealthTronics and the HealthTronics Entities, taken as a whole, or (ii) prevents or materially impedes, interferes with, hinders or delays the consummation by HealthTronics of the transactions contemplated by the Merger Agreement; provided, however, that none of the following shall constitute a Company Material Adverse Effect: (A) any change relating to the economy or securities markets in general, (B) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industry in which HealthTronics participates, including any changes to reimbursement rates related to any Products or Services (as each is defined in the Merger Agreement) (provided, that the underlying causes of such change, effect, event, occurrence, state of facts or development may be considered in determining whether a Company Material Adverse Effect has occurred), (C) any failure, in and of itself, by HealthTronics to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of the Merger Agreement (provided, that the underlying causes of such failure may be considered in determining whether a Company Material Adverse Effect has occurred), (D) the effect of any change in any applicable law or GAAP (provided, that the underlying causes of such change may be considered in determining whether a Company Material Adverse Effect has occurred), (E)(i) changes in global or national economic or political conditions or (ii) acts of war (whether or not declared), armed hostilities, sabotage, military actions or the escalation thereof (whether underway on the date of the Merger Agreement or thereafter commenced), and terrorism, or (F) a change in the market price or trading volume of the Shares (provided, that the underlying causes of such decline or change may be considered in determining whether a Company Material Adverse Effect has occurred); except, in the cases of clauses (A), (B), (D) and (E)(i), if such change, effect, event, occurrence, state of facts, circumstance or development disproportionately affects HealthTronics as compared to other participants in the healthcare services industry. Notwithstanding anything to the contrary in the Merger Agreement, the parties acknowledge and agree that (i) except for certain accounting determinations by Endo, Purchaser or their accountants regarding the status of the HealthTronics Entities, which shall not, taken alone, give rise to a deemed Company Material Adverse Effect, any change, effect, event, occurrence, state of facts, circumstance or development that, individually or in the aggregate with all other such changes, effects, events, occurrences, states of facts, circumstances or developments, results in, or would reasonably be expected to result in, the expected consolidated revenues of HealthTronics and the HealthTronics Entities for the fiscal year ended December 31, 2010 being less than $176 million shall be deemed to constitute a Company Material Adverse Effect, and (ii) the exceptions set forth in clauses (A) through (F) of the preceding sentence of this definition shall not apply or be given any effect in determining whether or not there exists a deemed Company Material Adverse Effect provided for in clause (i) of this sentence.

Representations and Warranties of Endo and Purchaser. In the Merger Agreement, each of Endo and Purchaser has made customary representations and warranties to HealthTronics with respect to, among other matters, corporate organization, good standing, authority relative to the Merger Agreement, no conflict, required filings and consents, financing, and brokers.

The representations and warranties contained in the Merger Agreement were made solely for the benefit of the other parties to the Merger Agreement. Such representations and warranties:

•	were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	may have been qualified in the Merger Agreement by disclosures that were made to the other party in connection with the negotiation of the Merger Agreement

•	may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and

•	were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement.

Covenants

Conduct of Business. The Merger Agreement provides that, until the earlier of (1) such time as Endo’s designees first constitute at least a majority of the HealthTronics board of directors and (2) the Effective Time, except as otherwise consented to by Endo in writing, and except as disclosed in the HealthTronics Disclosure Letter or as otherwise explicitly required by the Merger Agreement, HealthTronics will, and will cause the HealthTronics Entities to, conduct their respective businesses only in the ordinary course of business consistent with past practice, and HealthTronics and the HealthTronics Entities will use their reasonable best efforts to preserve intact their business organizations, to preserve their assets and properties in good repair and condition, to keep available the services of their current officers and employees and to preserve, in all material respects, the current relationships of HealthTronics and the HealthTronics Entities with customers, suppliers, licensors, licensees, distributors, any limited partners or other equity-holders in HealthTronics Entities, and other entities with which HealthTronics or the HealthTronics Entities have business dealings.

The Merger Agreement also provides that, except as required by the Merger Agreement and subject to certain exceptions, until the earlier of (1) such time as Endo’s designees first constitute at least a majority of the HealthTronics board of directors and (2) the Effective Time, neither HealthTronics nor any of its subsidiaries will do certain specified actions without the prior written consent of Endo, including, among other things:

•	amending its organizational documents or those of any HealthTronics Entity;

•

declaring or paying any dividends on or making other distributions in respect of its capital stock or other equity interests (except for dividends and distributions by a direct or indirect wholly-owned subsidiary to its parent);

•

subdividing, reclassifying, recapitalizing, splitting, combining or exchanging any of its capital stock or other equity interests or issuing or authorizing the issuance of any other securities in respect of its capital stock or other equity interests (except of capital stock of a wholly-owned subsidiary);

•	repurchasing or redeeming any shares of its capital stock or other equity interests or any stock rights;

•	issuing, delivering or selling any shares of its capital stock or any stock rights;

•	creating, assuming or incurring any indebtedness for borrowed money;

•	making any loans, advances or capital contributions to, or any investments in, any other person;

•	selling or otherwise encumbering or disposing of any material assets or properties;

•	acquiring any division, business or equity interest of any person or any material assets;

•	adopting a plan or agreement of liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

•	implementing or adopting any change in its accounting methods;

•	amending any of the terms or conditions of employment for any of its directors or officers; adopting, terminating or amending any benefit plan or collective bargaining agreement;

•	increasing the compensation or benefits of any employee;

•	granting any awards under any benefit plan or removing or modifying existing restrictions in any benefit plan;

•	taking any action to accelerate the vesting or payment of any compensation or benefits under any contract;

•	amending in any material respect or terminating any material rights or claims with respect to, any material contract or enter into any agreement that would qualify as a material contract;

•	modifying or terminating any rights or claims with respect to, any organizational documents of any HealthTronics Entity if such amendment or termination would, or would reasonably be expected to,

result in the expected aggregate adjusted EBITDA of HealthTronics and the HealthTronics Entities, on a combined basis for the fiscal year ending December 31, 2010 being less than $30.7 million;

•	entering into any material contract relating to the development or commercialization of any medical product;

•	paying, loaning or advancing any amount to any of its officers or directors;

•	forming or commencing the operations of any business that is material to HealthTronics or the HealthTronics Entities, taken as a whole;

•	making, changing, or revoking any material tax election, changing any method of tax accounting;

•	entering into any closing agreement, settling or compromising any material tax liability;

•	filing any material amended tax return, or surrendering any claim for a material refund of taxes;

•	paying, any claims other than in the ordinary course of business consistent with past practice;

•	making any new capital expenditures that are not budgeted for and exceed $50,000 individually or $100,000 in the aggregate;

•	failing to take any action necessary or advisable to protect or maintain HealthTronics’ intellectual property;

•	granting or acquiring, or disposing of or permitting to lapse any rights to any intellectual property that is material to HealthTronics;

•

taking any action that would reasonably be expected to impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to, any governmental entity necessary to consummate the transactions contemplated by the Merger Agreement or the expiration or termination of any applicable waiting period, or significantly increase the risk of any governmental entity entering an order prohibiting or impeding the consummation of the transactions contemplated by the Merger Agreement or otherwise would reasonably be expected to materially delay or impair the consummation of the transactions contemplated by the Merger Agreement; or

•	authorizing or agreeing to take, any of the foregoing actions.

Transition Committee. As soon as practicable after the date of the Merger Agreement, Endo and HealthTronics agreed to create a joint transition management committee (the “Transition Committee”) consisting of two representatives from each of Endo and HealthTronics as agreed by the Chief Executive Officers of Endo and HealthTronics. The Transition Committee will be responsible for organizing, developing, managing and implementing a transition plan for the prompt and efficient integration of the business organizations of Endo, HealthTronics and their respective subsidiaries, subject to the requirement that control of management, properties and assets of Endo and HealthTronics will at all times prior to the Effective Time remain under the control of their respective boards of directors.

Reasonable Best Efforts. The Merger Agreement provides that each party will make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act (such report form, the “Report Form”) with respect to the transactions contemplated by the Merger Agreement and (ii) all other necessary filings, forms, declarations, notifications, registrations and notices with other governmental entities under foreign competition laws relating to the transactions.

The parties to the Merger Agreement agree to act in good faith and reasonably cooperate with the other parties in connection with any investigation of any governmental entity, including using reasonable best efforts to furnish to each other all information required for any filing, form, declaration, notification, registration and notice. Each party will give the other parties reasonable prior notice of any communication with, and any proposed understanding or agreement with, any governmental entity regarding any filings, forms, declarations, notifications, registrations or notices, and permit the other parties to review and discuss in advance, and consider in good faith the views of the others in connection with, any proposed communication, understanding or agreement with any governmental entity with respect to the transactions contemplated by the Merger Agreement. None of the parties will independently participate in any meeting, or engage in any substantive conversation, with any governmental entity in respect of any filings or inquiry with respect to competition laws without giving the other parties prior notice of the meeting and, unless prohibited by such governmental entity, the opportunity to attend and/or participate. The parties will consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any competition law. Without limiting the foregoing, HealthTronics and Endo will each use its reasonable best efforts: (i) to avoid the entry of any judgment that would restrain, prevent or delay the Closing; (ii) to eliminate every impediment under any competition law that may be asserted by any governmental entity so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than December 31, 2010); and (iii) vigorously to contest and resist any such action or proceeding, including any administrative or judicial action.

The parties agree to use reasonable best efforts to do all things necessary, proper or advisable to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including (i) the obtaining of all other necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from governmental entities and the making of all other necessary registrations and filings (including filings with governmental entities, if any), (ii) the obtaining of all consents, approvals or waivers from third parties related to or required in connection with the Offer or the Merger that are necessary to consummate the Offer, the Merger and the transactions contemplated by the Merger Agreement, (iii) the preparation of the Proxy Statement and any other documents that may be required to be filed with the Commission, (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement, and (v) the providing of all such information concerning such party, its subsidiaries, its Affiliates and its subsidiaries’ and Affiliates’ officers, directors, employees and partners as may be reasonably requested in connection with any regulatory matters. Neither Endo nor Purchaser will take any action not required by law or the Merger Agreement if such action would (1) reasonably be expected to impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to, any governmental entity necessary to consummate the transactions contemplated by the Merger Agreement or the expiration or termination of any applicable waiting period, or would significantly increase the risk of any governmental entity entering an order prohibiting or impeding the consummation of the transactions contemplated by the Merger Agreement, or otherwise would reasonably be expected to materially delay or impair the consummation of such transactions, and (2) was taken by Endo or Purchaser with the primary purpose of causing one or more of the effects set forth in clause (1).

Notwithstanding the foregoing obligations, neither HealthTronics nor Endo will be required in order to resolve any objections asserted under competition laws by any governmental entity with respect to any of the transactions contemplated by the Merger Agreement to divest any of its businesses, product lines or assets, or take or agree to take any other action or agree to any limitation or restriction if such action (i) would, or would reasonably be expected to, materially and adversely affect HealthTronics and the HealthTronics Entities, taken as a whole, (ii) would, or would reasonably be expected to, materially impair the benefits sought to be derived by Endo from the transactions contemplated by the Merger Agreement (taking into account, among other things, effects on the assets, business and operations and relationships of both Endo and its subsidiaries and of HealthTronics and the HealthTronics Entities), or (iii) causes Endo to sell, divest, hold separate, license, cause a third party to acquire, or otherwise dispose of any material operations, divisions, businesses, product lines, customers or assets of Endo or its subsidiaries, or any other actions that may materially limit Endo’s freedom of action with respect to, or its ability to retain, any of its subsidiaries, material operations, divisions, businesses, product lines, customers or assets.

No Solicitation. None of HealthTronics, the HealthTronics Entities, or any of their respective representatives will, directly or indirectly, (i) solicit, initiate or encourage, or take any other action designed to, or which would reasonably be expected to, facilitate, any Company Takeover Proposal (as defined below), or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any entity any information with respect to, or access to the properties, books or records of HealthTronics or any HealthTronics Entity in connection with, or otherwise cooperate with, any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal. HealthTronics will, and will cause the HealthTronics Entities and their respective representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any entity conducted with respect to any proposal that constitutes, or would reasonably expected to lead to, any Company Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished. Notwithstanding the foregoing, at any time prior to the Offer Closing, in response to a bona fide written Company Takeover Proposal that the HealthTronics board in good faith determines (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes, or would reasonably expected to lead to, a Superior Proposal (as defined below), and which Company Takeover Proposal was not solicited after the date of the Merger Agreement, was made after the date of the Merger Agreement and did not otherwise result from a breach of the solicitation provisions of the Merger Agreement, HealthTronics may, if a majority of the HealthTronics board determines (after consultation with outside counsel) that it is necessary to take such actions in order to comply with its fiduciary duties to HealthTronics’ shareholders, and subject to compliance with all no solicitation provisions and after giving Endo written notice of such determination, (x) furnish information with respect to HealthTronics and the HealthTronics Entities to the entity making such Company Takeover Proposal (and its representatives) pursuant to a customary confidentiality agreement (which agreement will include a customary “standstill” or similar covenant) not less restrictive of such entity than the confidentiality agreement that HealthTronics entered into with Endo; provided that (1) all such information has previously been provided to Endo or is provided to Endo prior to the time it is provided to such entity and (2) such customary confidentiality agreement expressly provides the right for HealthTronics to comply with the terms of the Merger Agreement, and (y) participate in discussions or negotiations with the entity making such Company Takeover Proposal (and its representatives) regarding such Company Takeover Proposal.

The term “Company Takeover Proposal” means any inquiry, proposal or offer from any Person (other than Endo or Purchaser) relating to, or that is reasonably expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of any assets or businesses that constitute 15% or more of the revenues, net income, EBITDA or assets of HealthTronics and the HealthTronics Entities, taken as a whole, or 15% or more of any class of equity securities of HealthTronics or any material HealthTronics Entity, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of HealthTronics or any material HealthTronics Entity, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving HealthTronics or any material HealthTronics Entity pursuant to which any person or the shareholders of any person would own 15% or more of any class of equity securities of HealthTronics or any material HealthTronics Entity or of any resulting parent company of HealthTronics, other than the transactions contemplated by the Merger Agreement.

For purposes of the Merger Agreement, the term “Superior Proposal” means a bona fide proposal or offer constituting a Company Takeover Proposal that, if consummated, would result in the Person making such proposal or offer acquiring, directly or indirectly, all of HealthTronics’ outstanding equity securities (or all of the outstanding equity securities of the surviving entity in a merger of HealthTronics or the direct or indirect parent of the surviving entity in such a merger), or all or substantially all of the assets of the HealthTronics and the HealthTronics Entities, taken as a whole, which the HealthTronics board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be (i) more favorable to the shareholders of HealthTronics from a financial point of view than the Offer and the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal and the Offer and the Merger Agreement (including any changes to the terms of the Offer and this Agreement proposed by Endo in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

Neither the HealthTronics board nor any committee thereof will, (i) (A) withdraw (or qualify or modify in a manner adverse to Endo or Purchaser), or publicly propose to withdraw (or qualify or modify in a manner adverse to Endo or Purchaser), the adoption, approval, recommendation or declaration of advisability by the HealthTronics board or any such committee thereof of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement or (B) recommend, adopt, approve or declare advisable, or propose publicly to recommend, adopt, approve or declare advisable, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, or allow HealthTronics or any of the HealthTronics Entities to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or is reasonably expected to lead to, any Company Takeover Proposal (other than a confidentiality agreement referred to above). Notwithstanding the foregoing, at any time prior to the Offer Closing, the HealthTronics board may make a Company Adverse Recommendation Change if and only if HealthTronics has received a Company Takeover Proposal that constitutes a Superior Proposal and a majority of the HealthTronics board determines (after consultation with outside counsel) that it is necessary to take such actions in order to comply with its fiduciary duties to the shareholders of HealthTronics under applicable law; provided, however, that prior to making such Company Adverse Recommendation Change, HealthTronics must (X) deliver written notice to Endo advising Endo that the HealthTronics board intends to make a Company Adverse Recommendation Change (a “Company Notice of Adverse Recommendation”), including the terms and conditions of any Superior Proposal that is the basis of the proposed action by the HealthTronics board, (Y) during the 5 day period following delivery of the Company Notice of Adverse Recommendation to Endo (the “Notice Period”), direct its outside counsel and financial advisor to negotiate with Endo in good faith (to the extent Endo elects to negotiate) to make such adjustments to the terms and conditions of the Merger Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and (Z) determine after expiration of the Notice Period, upon consideration of the results of such negotiations and giving effect to the proposals made by Endo, if any, whether such Superior Proposal continues to constitute a Superior Proposal. If during the Notice Period any amendments or modifications are made to the Superior Proposal and the HealthTronics board in its good faith judgment determines (after consultation with its outside counsel and financial advisor) that such revisions are material (it being understood that any change in the purchase price or form of consideration in such Superior Proposal will be deemed a material revision), HealthTronics will deliver a new Company Notice of Adverse Recommendation to Endo and will comply with the foregoing requirements with respect to such new Company Notice of Adverse Recommendation.

HealthTronics will promptly advise Endo orally and in writing (and in any case within 24 hours) of any Company Takeover Proposal or any inquiry that would reasonably be expected to lead to any Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal or inquiry (including any changes thereto) and the identity of the entity making any such Company Takeover Proposal or inquiry, and (ii) HealthTronics will (A) keep Endo fully and promptly informed of the status and material details (including any change to any material term thereof) of any such Company Takeover Proposal or inquiry and (B) provide to Endo promptly after receipt or delivery thereof copies of all correspondence and other written material sent or provided to HealthTronics or any HealthTronics Entity from any entity that describes any of the terms or conditions of any Company Takeover Proposal or inquiry. In addition, during the period from the date of the Merger Agreement through the Offer Closing, HealthTronics will not terminate, amend, modify or waive any provision of any confidentiality agreement to which it or any HealthTronics Entity is a party. During such period, HealthTronics will enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or of any state having jurisdiction.

Shareholder Litigation. HealthTronics will give Endo the opportunity to participate (at Endo’s expense) in the defense or settlement of any shareholder litigation against HealthTronics and its directors relating to the

Offer, the Merger or the other transactions contemplated by the Merger Agreement; provided, however, that no such settlement will be agreed to without Endo’s prior written consent, which consent will not be unreasonably withheld or delayed, except that Endo will not be obligated to consent to any settlement which does not include full release of Endo and its affiliates or which imposes an injunction or other equitable relief upon Endo or any of its affiliates (including, after the Effective Time, the Surviving Corporation).

Employee Matters. The Merger Agreement provides that, for a period of one year following the Offer Closing, Endo will, or it will cause the Surviving Corporation to either provide the employees of HealthTronics and its subsidiaries who are employed immediately prior to the Effective Time (the “Covered Employees”) who remain employed during such period by Endo, the Surviving Corporation or any of their respective subsidiaries with (i) compensation and benefits (excluding equity based compensation) which have a value substantially comparable, in the aggregate, to the compensation and benefits provided by HealthTronics and its subsidiaries as of the date of the Merger Agreement or (ii) compensation and benefits that have a value substantially comparable, in the aggregate, to the Covered Employees as compared to those provided to similarly situated employees of Endo and its subsidiaries. In addition, for a period of one year following the Offer Closing, Endo or the Surviving Corporation will provide Covered Employees whose employment is terminated by Endo or the Surviving Corporation with severance benefits in accordance with such employee’s individual employment agreement or, in the absence of any such agreement, in accordance with either (i) the severance policy of HealthTronics in effect immediately prior to Closing, or (ii) the severance policy of Parent in effect from time to time. Endo has no obligation and HealthTronics will not take any action that would have the effect of requiring Endo or the Surviving Corporation to continue any specific plans (except with respect to existing employment agreements) or to continue the employment of any specific person.

For purposes of determining eligibility to participate in, and non-forfeitable rights under any employee benefit plan or arrangement of Endo or the Surviving Corporation or any of their respective subsidiaries, but not for purposes of benefit accrual under any defined benefit pension plan of Endo or any of its subsidiaries, Covered Employees will receive service credit for service with HealthTronics (and with any predecessor or acquired entities or any other entities for which HealthTronics granted service credit) as if such service had been completed with Endo; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

Director and Officer Indemnification and Insurance. For not less than six (6) years from and after the Effective Time, Endo agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless all past and present directors, officers and employees of HealthTronics to the same extent such persons are indemnified as of the date of the Merger Agreement by HealthTronics pursuant to its Articles of Incorporation and Bylaws and indemnification agreements, if any, in existence on the date of the Merger Agreement with any directors, officers or employees of HealthTronics for acts or omissions occurring at or prior to the Effective Time; provided, however, that Endo agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless such persons to the fullest extent permitted by law for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated thereby. Endo will cause the Surviving Corporation to provide, for an aggregate period of not less than six (6) years from the Effective Time, HealthTronics’ current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable than HealthTronics’ existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement; provided that Endo or, in certain circumstances, HealthTronics, may substitute therefor a single premium tail coverage with respect to D&O Insurance at a level at least as favorable as in the D&O Insurance for a premium not to exceed 300% of the last annual premium paid prior to the date of the Merger Agreement.

Payoff of HealthTronics Credit Agreement. At the Offer Closing, Endo shall make available to, and pay to, HealthTronics for payment to the lenders under HealthTronics’ credit agreement an amount equal to the full outstanding amount of the loans thereunder, along with accrued interest thereon, and all fees and other obligations accrued under the HealthTronics credit agreement (the “Payoff Amount”). Subject to Endo’s compliance with the previous sentence, HealthTronics will repay the Payoff Amount to the lenders under the HealthTronics credit agreement and terminate such agreement concurrently with the Offer Closing.

Conditions to Consummation of the Merger

Pursuant to the Merger Agreement, the respective obligations of HealthTronics, Endo and Purchaser to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	The approval of HealthTronics’ shareholders will have been obtained, if required by the GBCC;

•

No applicable law and no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction in the United States or any material foreign jurisdiction will be and remain in effect which has the effect of prohibiting the consummation of the Merger;

•	There will not be pending or threatened any suit, action or proceeding by any governmental entity which challenges or seeks to enjoin the Merger;

•	Purchaser will have previously accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer.

Termination

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time:

(a)	by mutual written consent of Endo and HealthTronics;

(b)	by either Endo or HealthTronics:

(i)	if the Offer Closing will not have occurred by December 31, 2010 (the “Outside Date”); provided, however, that the right to terminate the Merger Agreement pursuant to this paragraph will not be available to any party whose failure to fulfill any covenant or agreement contained in the Merger Agreement has been the principal cause of, or resulted in, the failure of the Offer Closing to have occurred on or by such date;

(ii)	if any order having the effect of prohibiting the consummation of the Merger is in effect and has become final and nonappealable;

(c)	prior to the Offer Closing, by Endo, if HealthTronics will have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in clauses (iv) or (v) of “Conditions of the Offer” and (ii) is incapable of being cured, or is not cured, by HealthTronics within 30 calendar days following receipt of written notice of such breach or failure to perform from Endo;

(d)	by HealthTronics, if (1) Purchaser fails to commence the Offer in violation of the Merger Agreement and such breach is not cured within 20 calendar days following receipt of written notice of such breach from HealthTronics, (2) the Offer shall have expired or been terminated without Purchaser having purchased any Shares pursuant thereto or (3) Purchaser, in violation of the terms of the Merger Agreement, fails to accept for payment and to purchase validly tendered Shares pursuant to the Offer; provided, that the right to terminate the Merger Agreement pursuant to clause (2) will not be available if HealthTronics’ failure to fulfill any covenant or agreement contained in the Merger Agreement has been the cause of, or resulted in, the Offer having expired or terminated with Purchaser not having purchased any Shares pursuant thereto.

(e)	by Endo:

(i)	at any time prior to the Offer Closing, upon a Company Adverse Recommendation Change; or

(ii)	if the HealthTronics board fails to reaffirm publicly its recommendation to HealthTronics’ shareholders to tender their Shares in the Offer and to vote in favor of the Merger within seven days of Endo’s written request for such reaffirmation;

(f)	prior to the Offer Closing by Endo, if HealthTronics will have materially breached any of the no solicitation provisions;

(g)	prior to the Offer Closing by HealthTronics, if (i) Endo or Purchaser will have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would result in the representations and warranties of Endo and Purchaser contained in the Merger Agreement and in any certificate or other writing delivered by Endo or Purchaser pursuant thereto that are qualified by materiality not being true and correct in all respects both as of the date of the Merger Agreement and as of the date of the Offer Closing (such date, the “Offer Closing Date”) as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties will be true and correct in all respects on and as of such earlier date) or (B) the representations and warranties of Endo and Purchaser in the Merger Agreement and in any certificate or other writing delivered by Endo or Purchaser pursuant thereto that are not so qualified not being true and correct in all material respects both as of the date of the Merger Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties will be true and correct in all material respects on and as of such earlier date); or (ii) Endo and Purchaser shall not have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Closing Date, and in the case of either (i) or (ii) above, such breach or failure to perform is incapable of being cured, or is not cured, by Endo within 30 calendar days following receipt of written notice of such breach or failure to perform from HealthTronics;

(h)	by HealthTronics, at any time prior to Offer Closing, to accept and enter into a binding agreement with respect to a Superior Proposal; provided that for the termination of the Merger Agreement pursuant to this provision to be effected, HealthTronics will have complied in all material respects with the no solicitation provisions regarding Company Takeover Proposals and HealthTronics will have paid the Company Termination Fee described below; or

(i)	by Endo, at any time prior to the Offer Closing, if on any then scheduled expiration date of the Offer, Endo is not required to extend the Offer pursuant to the Merger Agreement and any of the Conditions of the Offer shall not have been satisfied.

Effect of Termination. Except as provided below, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

In the event that: (w) (A) prior to the Offer Closing, a Company Takeover Proposal will have been made to HealthTronics and such Company Takeover Proposal becomes publicly known prior to the Offer Closing or will have been made directly to the shareholders of HealthTronics generally prior to the Offer Closing or any entity will have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal, (B) the Merger Agreement is terminated by Endo pursuant to HealthTronics’ breach or failure to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in clauses (iv) or (v) of “Conditions of the Offer” and (ii) is incapable of being cured, or is not cured, by HealthTronics within 30 calendar days following receipt of written notice of such breach or failure to perform from Endo, or

HealthTronics materially breaches any of the no solicitation provisions and (c) within 12 months after such termination, HealthTronics enters into a definitive agreement to consummate a Company Takeover Proposal or consummates a Company Takeover Proposal; or (x) (A) prior to the Offer Closing, a Company Takeover Proposal will have been made to HealthTronics or will have been made directly to the shareholders of HealthTronics generally or will have otherwise become publicly known or any entity will have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal, (B) the Merger Agreement is terminated by Endo or HealthTronics pursuant to the Offer Closing not having occurred by December 31, 2010; and (C) within 12 months after such termination, HealthTronics enters into a definitive agreement to consummate a Company Takeover Proposal or consummates a Company Takeover Proposal; or (y) the Merger Agreement is terminated by Endo at any time prior to the Offer Closing, upon a Company Adverse Recommendation Change or if the HealthTronics board fails to reaffirm publicly its recommendation to HealthTronics’ shareholders to tender their Shares in the Offer and to vote in favor of the Merger within seven days of Endo’s written request for such reaffirmation; or (z) the Merger Agreement is terminated by HealthTronics, at any time prior to Offer Closing, to accept and enter into a binding agreement with respect to a Superior Proposal, provided HealthTronics has complied in all material respects with the no solicitation provisions regarding Company Takeover Proposals, then HealthTronics will pay Endo a fee equal to $8,000,000 (the “Company Termination Fee”) by wire transfer of same-day funds on the date of termination of the Merger Agreement (except that in the case of termination pursuant to clause (w) above, HealthTronics will pay Endo 50% of the Company Termination Fee upon such termination, with such payment being irrevocable and non-refundable, and 50% of the Company Termination Fee on the date of execution of such definitive agreement or, if earlier, consummation of such transaction, and in the case of a termination pursuant to clause (x) above, HealthTronics will pay Endo the Company Termination Fee upon the date of execution of such definitive agreement or, if earlier, consummation of such transaction). For purposes of the fees payable pursuant to this paragraph, “Company Takeover Proposal” has the meaning described above, except that references to “15%” therein shall be deemed to be references to a “majority.”

If HealthTronics fails promptly to pay the amount due pursuant to this section, and, to obtain such payment, Endo commences a suit which results in a final, non-appealable judgment against HealthTronics for the amount due pursuant to this section, HealthTronics will pay to Endo its out-of-pocket costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on such amount at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

Amendment

Subject to provisions of the Merger Agreement requiring, after the Offer Closing, a majority vote by the non-Endo designated directors of HealthTronics in order to authorize any amendment of the Merger Agreement by HealthTronics, the Merger Agreement may be amended by the parties thereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders HealthTronics; provided, however, that after any approval of the transactions contemplated by the Merger Agreement by the shareholders of HealthTronics, there may not be, without further approval of the shareholders of HealthTronics, any amendment of the Merger Agreement that changes the amount or the form of the consideration to be delivered under the Merger Agreement to the holders of Shares, or which by applicable law otherwise expressly requires the further approval of such shareholders. No amendment will be made to the Merger Agreement after the Effective Time. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Waiver

Subject to provisions requiring, after the Offer Closing, a majority vote by the non-Endo designated directors of HealthTronics in order to authorize any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of HealthTronics, at any time prior to the Effective Time, any party to the Merger Agreement may (i) extend the time for the performance of any of the covenants, obligations or other acts of any other party thereto or (ii) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer. The failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

Shareholder Tender Agreements

On May 5, 2010, certain officers of HealthTronics entered into a Shareholder Tender Agreement with Purchaser and Endo, pursuant to which, among other things, each such shareholder agreed to irrevocably tender (and deliver any certificates evidencing) Shares, or cause its Shares to be irrevocably tendered, into the Offer promptly following, and in any event no later than the fifth business day following such shareholders’ receipt of this Offer to Purchase and the Letter of Transmittal. Such shareholders are: James S.B. Whittenburg, Richard A. Rusk, Clint B. Davis, Scott A. Herz and Laura A. Miller. An aggregate of 2,285,774 Shares (which includes Shares underlying options and restricted stock awards), or approximately 3.99% of the outstanding Shares, are subject to the Shareholder Tender Agreements. The foregoing summary is qualified in its entirety by reference to the complete text of the Form of Shareholder Tender Agreement, which is filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Commission on May 7, 2010 and is incorporated herein by reference.

Confidentiality Agreement

On March 2, 2010, HealthTronics and Endo entered into a mutual non-disclosure agreement that provided each of them with certain protections in connection with the disclosure of confidential information for purposes of evaluating possible transactions (the “Confidentiality Agreement”). As a condition to being furnished Confidential Information (as defined in the Confidentiality Agreement) of the other party, each of Endo and HealthTronics agreed, among other things, to keep such Confidential Information (as defined in the Confidentiality Agreement) confidential and to use it only in connection with evaluating a business relationship between HealthTronics and Endo. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Exclusivity Agreement

Endo and HealthTronics entered into an Exclusivity Agreement, dated April 17, 2010 (the “Exclusivity Agreement”), which set forth the terms on which Endo and HealthTronics would agree to continue to engage in discussions regarding the potential acquisition of HealthTronics. HealthTronics agreed that, among other things, until May 10, 2010, it would not, and would not permit any of its affiliates, directors, officers, employees, representatives (including financial advisors, attorneys and accountants) and agents to (i) initiate, solicit, encourage, engage or participate in, or continue to engage or participate in, proposals, discussions or negotiations with, or provide any information, or otherwise cooperate with respect to any Alternate Transaction; (ii) execute or enter into any contract or any other arrangement (including any term sheet, letter of intent or similar document, whether or not binding) with respect to any Alternate Transaction; or (iii) approve, endorse or recommend any Alternate Transaction or any contract relating to any Alternate Transaction. For purposes of the Exclusivity Agreement, an “Alternate Transaction” was defined to be (i) any stock purchase, merger, consolidation, business combination, share exchange or other similar transaction involving a change of control in HealthTronics or its subsidiaries; (ii) any sale, license or disposition of the assets of HealthTronics or its subsidiaries outside the ordinary course of business; (iii) any license, joint venture or similar commercial arrangement or transaction affecting or frustrating the purpose of the acquisition of HealthTronics by Endo or which is outside the ordinary course of business; (iv) any other transaction in respect of HealthTronics which results, directly or indirectly, in a change of control of HealthTronics or its subsidiaries; or (v) any material change, modification or amendment to the structure, ownership, business relationships or terms governing any entities to which HealthTronics or its subsidiaries acts as general partner, manager, or otherwise supervises or coordinates the management or administration of day-to-day operations for the provision of any lithotripsy services, prostate treatment services, other urological services, radiation therapy services and pathology services.

In addition, HealthTronics agreed to immediately notify Endo of any unsolicited inquiries from third parties with respect to an Alternate Transaction.

The foregoing summary is qualified in its entirety by reference to the Exclusivity Agreement, a copy of which is filed as Exhibit (d)(4) to the Schedule TO and is incorporated herein by reference.

Effects of Inability to Consummate the Merger

If, following the consummation of the Offer, the Merger is not consummated for any reason (see “Conditions to Consummation of the Merger” above), Endo, which owns 100% of the common stock of Purchaser, will indirectly control the number of Shares acquired by Purchaser pursuant to the Offer, as well as any other Shares held by Endo or its subsidiaries. Under the Merger Agreement, promptly following payment by Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, subject to Section 14(f) of the Exchange Act and applicable NASDAQ rules and regulations regarding director independence, HealthTronics has agreed to take all actions necessary to cause a pro rata portion (based on the percentage of outstanding Shares acquired by Purchaser) of the directors of HealthTronics to consist of persons designated by Purchaser (see “—The Merger Agreement—Directors”). As a result of its ownership of such Shares and right to designate nominees for election to the HealthTronics board of directors (assuming no waiver of the Minimum Tender Condition, which would require consent by HealthTronics), Endo indirectly will be able to control decisions of the HealthTronics board of directors and the decisions of Purchaser as a shareholder of HealthTronics. This concentration of control in one shareholder may adversely affect the market value of the Shares.

If Endo controls more than 50% of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, shareholders of HealthTronics, other than those affiliated with Endo, will lack sufficient voting power to elect directors or to cause other actions to be taken that require majority approval.

12. Source and Amount of Funds

The Offer is not conditioned upon Endo’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Endo and Purchaser estimate that the total amount of funds required to consummate the Merger (including payments for options, stock awards and other payments referred to in the Merger Agreement) pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Merger Agreement will be approximately $222,854,757.75, which is comprised of $221,309,428.50 in initial cash consideration in respect of the Shares and up to approximately $1,545,329.25 in respect of the outstanding and unexercised options and outstanding stock awards to acquire Shares. Endo has sufficient funds in cash to consummate the purchase of Shares in the Offer and the Merger Agreement and the other transactions described above, and will cause or arrange for Purchaser to have, sufficient funds in cash available to consummate such transactions.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same price in the Merger, and (d) Endo and/or one or more of its affiliates has, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date, to acquire the remaining outstanding Shares in the Merger on the payment date applicable thereto.

13. Conditions of the Offer

Notwithstanding any other provisions of the Offer, Purchaser will not be required to, and Endo will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares unless:

i)	there having been validly tendered and not validly withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Agreement, the “Expiration Date”) that number of Shares which, when added to the Shares already owned by Endo and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the Expiration Date (the “Minimum Tender Condition”);

ii)	any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any other applicable foreign antitrust, competition or similar law having expired or been terminated;

iii)	there being no applicable law and no permanent injunction or other judgment, order or decree entered, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction in the United States or any material foreign jurisdiction remaining in effect which has the effect of making illegal or otherwise prohibiting the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, or imposes any material limitations on Endo’s ownership of HealthTronics and the HealthTronics Entities (taken as a whole), or operation of all or a material portion of Endo’s, on the one hand, or HealthTronics’ and the HealthTronics Entities’ (taken as a whole), on the other hand, businesses or assets, or compelling Endo or HealthTronics or any of their respective subsidiaries or any HealthTronics Entity to dispose of or hold separate any material portion of the business or assets of Endo or HealthTronics;

iv)	(A) certain representations and warranties of HealthTronics relating to the capitalization of HealthTronics shall be true and correct in all respects both as of the date of the Merger Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date), and (B) the representations and warranties of HealthTronics contained in the Merger Agreement and in the certificate delivered by HealthTronics pursuant to subparagraph (vi) below (other than those referred to in clause (A)) (disregarding for purposes of this subparagraph (iv), any materiality or Company Material Adverse Effect qualifications contained in such representations and warranties) shall be true and correct in all respects both as of the date of the Merger Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date), except where the failure of any such representations or warranties to be so true and correct would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect;

v)	HealthTronics shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Offer Closing Date;

vi)	HealthTronics shall have delivered to Endo a certificate, signed by the chief executive officer and chief financial officer of HealthTronics, to the effect that each of the conditions specified in subparagraphs (iv) and (v) above is satisfied;

vii)

there not existing any temporary restraining order, preliminary injunction, pending or threatened in writing (or in some other manner that can be independently verified by HealthTronics), nor any litigation by any governmental entity pending or threatened in writing (or in some other manner that can be independently verified by HealthTronics), challenging or seeking to enjoin the closing of the

Offer or the other transactions contemplated by the Merger Agreement, or seeking to prohibit or impose any material limitations on Endo’s ownership of HealthTronics and the HealthTronics Entities (taken as a whole), or operation of all or a material portion of Endo’s, on the one hand, or HealthTronics’ and the HealthTronics Entities’ (taken as a whole), on the other hand, businesses or assets, or compelling Endo or HealthTronics or any of their respective subsidiaries or any HealthTronics Entity to dispose of or hold separate any material portion of the business or assets of Endo or HealthTronics;

viii)	since the date of the Merger Agreement there shall not have been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and

ix)	HealthTronics and Endo shall not have reached an agreement that the Offer or the Merger Agreement be terminated, and the Merger Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions will be in addition to, and not a limitation of, the rights of Endo and Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the benefit of Endo and Purchaser, may be asserted by Endo or Purchaser regardless of the circumstances giving rise to the failure of any such conditions to be satisfied and may be waived by Endo or Purchaser in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the Commission. The failure by Endo or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

14. Dividends and Distributions

The Merger Agreement provides that, subject to certain exceptions, neither HealthTronics nor any HealthTronics Entity will, between the date of the Merger Agreement and the Effective Time, directly or indirectly, or propose to, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly-owned subsidiary to HealthTronics or any other of its direct or indirect wholly-owned subsidiaries. See Section 11—“Purpose of the Offer and Plans for HealthTronics; Summary of the Merger Agreement and Certain Other Agreements—The Merger Agreement—Covenants.”

15. Certain Legal Matters

Certain Litigation

On May 11, 2010, Irving M. Pinkus C/F Gabriel P. Pinkus UTMA/IN, a purported holder of Shares, filed a lawsuit allegedly on behalf of a putative class of holders of the Shares in the District Court of Travis County in the State of Texas, Case No. D-1-GN-10-001493 (the “Pinkus Action”). The Pinkus Action names as defendants the Company, the members of the Company’s Board of Directors, Purchaser and Parent. The Pinkus Action alleges that the Company and its directors breached their fiduciary duties to the Company’s stockholders by agreeing to the Offer and the Merger at an unfair price, receiving benefits not shared by all of the shareholders and entering into an agreement with Parent that deters other suitors from bidding on the Company at a higher price. The Pinkus Action also alleges that Purchaser and Parent aided and abetted the purported breaches of fiduciary duties. The Pinkus Action seeks, among other relief, (i) class action status, (ii) an order preliminarily and permanently enjoining the defendants from proceeding with the Offer, (iii) if the transaction is consummated prior to entry of a final judgment, a judgment rescinding the Merger or awarding rescissory damages, (iv) an order directing the defendants to account for all damages caused by them as a result of their breaches of fiduciary duties, and (v) an award to plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees and expenses. The Company and its directors intend to vigorously defend the Pinkus Action.

A copy of the petition in the Pinkus Action is attached hereto as Exhibit (a)(5)(D) and is hereby incorporated herein by reference. The foregoing description of the Pinkus Action is qualified in its entirety by reference to Exhibit (a)(5)(D) hereto.

In addition, on May 13, 2010, Nittin Namjoshi, a purported holder of Shares, filed a lawsuit allegedly on behalf of a putative class of holders of the Shares in the District Court of Travis County in the State of Texas, Case No. D-1-GN-10-001527 (the “Namjoshi Action”). The Namjoshi Action names as defendants the Company, the members of the Company’s Board of Directors and Parent. The Namjoshi Action alleges that the Company and its directors breached their fiduciary duties to the Company’s shareholders by agreeing to the Offer and the Merger via an unfair process at an unfair and inadequate price, erecting barriers designed to deter interested bidders other than Endo and failing to provide the Company’s stockholders with material information to make an informed decision as to whether to tender their Shares in the offer. The Namjoshi Action also alleges that Purchaser and Parent aided and abetted the purported breaches of fiduciary duties. The Namjoshi Action seeks, among other relief, (i) class action status, (ii) an order declaring that the Merger Agreement was entered into in breach of defendant’s fiduciary duties; (iii) an order enjoining the defendants from consummating the Merger, (iv) an order directing the defendants to obtain a transition that is in the best interest of the Company’s shareholders through an auction process, (v) an order rescinding, to the extent already implemented, the Merger Agreement, (vi) an order enjoining the defendants from consummating the Merger unless curative disclosures are made to HealthTronics shareholders, and (vii) an award to plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees and expenses. The Company and its directors intend to vigorously defend the Namjoshi Action.

A copy of the petition in the Namjoshi Action is attached hereto as Exhibit (a)(5)(E) and is hereby incorporated herein by reference. The foregoing description of the Namjoshi Action is qualified in its entirety by reference to Exhibit (a)(5)(E) hereto.

In addition, on May 14, 2010, Anthony Cancelliere, a purported holder of Shares, filed a lawsuit allegedly on behalf of a putative class of holders of the Shares in the District Court of Travis County in the State of Texas, Case No. D-1-GN-10-001555 (the “Cancelliere Action”). The Cancelliere Action names as defendants the Company, the members of the Company Board, Purchaser and Parent. The Cancelliere Action alleges that the Company and its directors breached their fiduciary duties to the Company’s shareholders by agreeing to the Offer and the Merger at an unfair price, receiving benefits not shared by all of the shareholders and entering into an agreement with Parent with terms that are calculated to unreasonably dissuade potential suitors from making competing offers. The Cancelliere Action also alleges that Purchaser and Parent aided and abetted the purported breaches of fiduciary duties. The Cancelliere Action seeks, among other relief, (i) class action status, (ii) an order preliminarily and permanently enjoining the defendants from proceeding with the Offer, (iii) if the transaction is consummated, a judgment rescinding the Merger or awarding rescissory damages, (iv) an order directing the defendants to account for all damages caused by them as a result of their breaches of fiduciary duties, and (v) an award to plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees. The Company and its directors intend to vigorously defend the Cancelliere Action.

A copy of the petition in the Cancelliere Action is attached hereto as Exhibit (a)(5)(F). The foregoing description of the Cancelliere Action is qualified in its entirety by reference to Exhibit (a)(5)(F) hereto.

General. Except as otherwise set forth in this Offer to Purchase, based on Endo’s and Purchaser’s review of publicly available filings by HealthTronics with the Commission and other information regarding HealthTronics, Endo and Purchaser are not aware of any licenses or other regulatory permits that appear to be material to the business of HealthTronics and that might be adversely affected by the acquisition of Shares by Purchaser or Endo pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Endo pursuant to the Offer. In addition, except as set forth below, Endo and Purchaser are not aware of any filings, approvals or other actions by or with any Governmental Authority or administrative or regulatory agency that would be required for Endo’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Endo and Purchaser currently expect that such approval or action, except as described below under “State Takeover laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to HealthTronics’ or Endo’s business or that certain parts of HealthTronics’ or Endo’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13—“Conditions of the Offer.”

Antitrust. Under the HSR Act, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Endo by virtue of Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Endo will be filing its Premerger Notification and Report Form under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Shares in the Offer and the Merger as soon as reasonably practicable and the required waiting period will expire at 11:59 pm, New York Time on the 15th calendar day after the filing by Endo, unless earlier terminated by the FTC and the Antitrust Division or Endo receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of Endo’s substantial compliance with that request. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Endo’s consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Although HealthTronics is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither HealthTronics’ failure to make its filing nor comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Endo’s acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Endo, HealthTronics or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 13—“Conditions of the Offer.”

Endo and HealthTronics also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Endo and HealthTronics are engaged, Endo and Purchaser believe that no mandatory antitrust premerger notification filing is required outside the United States.

Based upon an examination of publicly available and other information relating to the businesses in which HealthTronics is engaged, however, Endo and Purchaser believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, Endo and Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13—“Conditions of the Offer.”

Shareholder Approval. HealthTronics has represented in the Merger Agreement that execution, delivery and performance of the Merger Agreement by HealthTronics and the consummation by HealthTronics of the Offer and the Merger have been duly and validly authorized by all necessary corporate action on the part of HealthTronics, and no other corporate proceedings on the part of HealthTronics are necessary to authorize the Merger Agreement or to consummate the Offer and the Merger (other than, with respect to the Merger, the adoption of the Merger Agreement by the holders of a majority of the then-outstanding Shares, if and to the extent required by applicable law, and the filing and recordation of the Certificate of Merger and other documents as required by the GBCC). As described below, such approval is not required if the Merger is consummated pursuant to the short-form merger provisions of the GBCC. According to HealthTronics’ articles of incorporation, the Shares are the only securities of HealthTronics that entitle the holders thereof to voting rights. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other shareholder of HealthTronics. Endo and Purchaser have agreed pursuant to the Merger Agreement that they will cause all Shares then owned by them and their subsidiaries to be voted in favor of the adoption of the Merger Agreement and approval of the Merger.

Short-Form Merger. The GBCC provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the outstanding Shares, Endo could, and (subject to the satisfaction or waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement, to effect the Merger without prior notice to, or any action by, any other shareholder of HealthTronics if permitted to do so under the GBCC. Even if Endo and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer and exercise of the Top-Up Option (if applicable), Endo and Purchaser could seek to purchase additional Shares in the open market, from HealthTronics or otherwise, in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

State Takeover laws. A number of states (including Georgia, where HealthTronics is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, shareholders, principal executive offices or principal places of business therein.

As a Georgia corporation, HealthTronics has not opted into either Sections 14-2-1131 through 14-2-1133 (the “Business Combination Provisions”) or Sections 14-2-1110 through 14-2-1113 (the “Fair Price Provisions”) of the GBCC. In general, the Business Combination Provisions prevent an “interested shareholder” (which includes a person who is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of a corporation) from engaging in a “business combination” (defined to include a variety of transactions, including mergers) with a Georgia corporation for a period of five years following the time such person became an interested shareholder. However, this prohibition does not apply, among other exceptions, if before the time that such person became an interested shareholder, the business combination or the transaction that resulted in such person becoming an interested shareholder is approved by the board of directors of the corporation. In addition, the Fair Price Provisions provide that a business combination with an interested shareholder must meet specified fair price criteria and certain other tests unless the business combination is either unanimously approved by the directors of the corporation that are not affiliated or otherwise associated with the interested shareholder, provided that there are at least three such directors, or recommended by at least two-thirds of such directors and approved by a majority vote of shares not beneficially owned by the interested shareholder.

Pursuant to Georgia law, HealthTronics has not elected in its Bylaws to be subject to the Business Combination Provisions or the Fair Price Provisions and, as such, they are inapplicable to the Merger. The foregoing description of Sections 14-2-1131 through 14-2-1133 and Sections 14-2-1110 through 14-2-1113 of the GBCC does not purport to be complete and is qualified in its entirety by reference to the provisions of Sections 14-2-1131 through 14-2-1133 and Sections 14-2-1110 through 14-2-1113 of the GBCC.

HealthTronics has represented to us in the Merger Agreement that its board of directors (at a meeting or meetings duly called and held) has approved, for purposes of the GBCC and any other “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other similar statute or regulation that might be deemed applicable, the Offer, Merger, the Merger Agreement and the other agreements and transactions referred to therein and the transactions contemplated thereby, and irrevocably resolved to elect, to the extent permitted by law, for HealthTronics not to be subject to any anti-takeover laws. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—“Conditions of the Offer.”

Dissenters’ Rights. No dissenters’ rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Article 13 of the GBCC (including, if a shareholder vote is required for the Merger, delivery of written notice to HealthTronics prior to such vote), will be entitled to receive a judicial determination of the fair value of the holder’s Shares as of immediately prior to the Merger (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Georgia court may determine for Shares held by such holder.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Shareholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, HealthTronics may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

The foregoing summary of the rights of dissenting shareholders under the GBCC does not purport to be a statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights under Georgia law. The preservation and exercise of dissenters’ rights require strict and timely adherence to the applicable provisions of Georgia law, which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to dissenters’ rights under Georgia law and is qualified in its entirety by reference to Georgia law, including without limitation, Article 13 of the GBCC, which is attached as Exhibit (a)(5)(C) to the Schedule TO.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Endo nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

16. Fees and Expenses

We have retained Citigroup Global Markets (“Citi”) to act as our financial advisor in connection with our proposal to acquire HealthTronics. We have also retained the Depositary and the Information Agent in connection with the Offer. Each of Citi, the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17. Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

Purchaser and Endo have filed with the Commission the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission in the manner set forth in Section 9 under “Additional Information.”

The Offer does not constitute a solicitation of proxies for any meeting of HealthTronics’ shareholders. Any solicitation which Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

No person has been authorized to give any information or make any representation on behalf of Endo or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Endo, Purchaser, HealthTronics or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

HT Acquisition Corp.

May 19, 2010

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF ENDO AND PURCHASER

ENDO

The following table sets forth information about Endo’s directors and executive officers as of May 19, 2010, each of whom is a citizen of the United States of America.

Name	Age	Position
John J. Delucca (1)(2)	67	Director
David P. Holveck	64	President, Chief Executive Officer, and a Director
Nancy J. Hutson, Ph.D. (2)(4)(6)	60	Director
Michael Hyatt (3)(4)	64	Director
Roger H. Kimmel (1)(3)(4)	63	Chairman of the Board of Directors
Clive A. Meanwell, M.D., Ph.D. (3)(5)	53	Director
William P. Montague (1)(7)	63	Director
Joseph C. Scodari (2)(4)	57	Director
William F. Spengler (1)(2)	55	Director
Ivan Gergel, M.D.	50	Executive Vice President, Research & Development
Alan G. Levin	48	Executive Vice President, Chief Financial Officer
Caroline B. Manogue	41	Executive Vice President, Chief Legal Officer and Secretary
Julie H. McHugh	45	Chief Operating Officer
Edward J. Sweeney	40	Vice President, Controller and Principal Accounting Officer

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating and Governance Committee
(4)	Member of Transactions Committee
(5)	Mr. Meanwell does not intend to stand for re-election upon expiration of his term at the 2010 Annual Meeting of Stockholders of Endo, to be held on May 26, 2010, but will continue to serve as a director of Endo until the expiration of his current term.
(6)	Effective on May 26, 2010, assuming re-election to the Endo Board of Directors, Dr. Hutson will join the Nominating & Governance Committee.
(7)	Effective May 26, 2010, assuming re-election to the Endo Board of Directors, Mr. Montague will join the Transactions Committee.

John J. Delucca has served as an Endo Director since January 2006. Mr. Delucca was Executive Vice President and Chief Financial Officer of the REL Consultancy Group until his retirement in 2004. Prior to that, he served as Chief Financial Officer and Executive Vice President, Finance & Administration, of Coty, Inc., from 1999 to 2002. Mr. Delucca is currently a Non-Executive Director and chairs the Audit Committees of ITC Deltacom, Enzo Biochem, Inc. and The Elliot Company. He also serves as a Non-Executive Director and Deputy Chairman of the Audit Committee of British Energy PLC. Mr. Delucca is chairman of Endo Audit Committee and is a member of Endo’s Compensation Committee.

David P. Holveck was appointed President, Chief Executive Officer, and a Director of Endo in April 2008. Prior to joining Endo, Mr. Holveck was President of Johnson & Johnson Development Corporation and Vice President, Corporate Development of Johnson & Johnson since 2004. Mr. Holveck joined Johnson & Johnson as a company Group Chairman in 1999, following the acquisition of Centocor, Inc., by Johnson & Johnson. Mr. Holveck was Chief Executive Officer of Centocor, Inc., at the time of the acquisition. Mr. Holveck joined Centocor in 1983 and progressed through various executive positions. In 1992, he assumed the role of President and Chief Operating Officer and later that year was named President and Chief Executive Officer. Prior to joining Centocor, he held positions at General Electric Company, Corning Glass Works, and Abbott

Laboratories. Mr. Holveck is a member of the Board of Trustees for the Fund for West Chester University and the Board of Directors of the Eastern Technology Council as well as the Board of Directors of Light Sciences Oncology, Inc.

Nancy J. Hutson, Ph.D. was appointed a Director of Endo on March 30, 2009. She retired from Pfizer, Inc. in 2006 after spending 25 years in various research and leadership positions, most recently serving as Senior Vice President, Pfizer Global Research and Development and Director of Pfizer’s pharmaceutical R&D site, known as Groton/New London Laboratories. Dr. Hutson’s career at Pfizer was marked by progressively demanding jobs, first in the research laboratories, then in strategic staff roles and as global leader of Exploratory Development. In her final role at Pfizer, Dr. Hutson led the Groton/New London Laboratory, which was the largest R&D site of any pharmaceutical company. She led 4,500 colleagues (primarily scientists) and managed a budget in excess of $1 billion. She currently is a director of Cubist Pharmaceuticals, Inc. and Inspire Pharmaceuticals, Inc. and serves on the board of Planned Parenthood of Connecticut. Dr. Hutson owns and operates Standing Stones Farm in Ledyard, CT which is dedicated to supporting the equestrian sport of dressage. Ms. Hutson is a member of Endo’s Compensation Committee and Transactions Committee.

Michael Hyatt has served as a Director since July 2000. Mr. Hyatt had been a Director of Algos Pharmaceutical Corporation since November 1996. Mr. Hyatt is currently a senior advisor to Irving Place Capital, a leading institutional private equity firm focused on making equity investments in middle-market companies. Until 2008, Mr. Hyatt was a Senior Managing Director of Bear Stearns & Co., Inc. Mr. Hyatt is chairman of Endo’s Transactions Committee and is a member of Endo’s Nominating and Governance Committee.

Roger H. Kimmel is Chairman of the Board of Endo. Mr. Kimmel became Chairman of the Board upon the retirement of founder Carol A. Ammon on May 30, 2007. Mr. Kimmel had been a Director of Algos Pharmaceutical Corporation since July 1996 and became a Director of Endo following its merger with Algos in July 2000. Mr. Kimmel has been Vice Chairman of Rothschild Inc., an investment banking firm, since January 2001. Previously, Mr. Kimmel was a partner of the law firm Latham & Watkins for more than five years. Mr. Kimmel is also a director of Schiff Nutrition International, Inc. and PG&E Corporation. Mr. Kimmel is chairman of Endo’s Nominating & Governance Committee and is a member of Endo’s Audit Committee and Transactions Committee.

Clive A. Meanwell, M.D., Ph.D. has served as a Director since January 2003. Dr. Meanwell has been the Chairman, President and Chief Executive Officer of The Medicines Company since July 2004. From September 2001 through July 2004, Dr. Meanwell was the Executive Chairman of The Medicines Company. Previously, he served as Chairman, Chief Executive Officer and President since the inception of The Medicines Company in 1996. From 1995 to 1996, Dr. Meanwell was a partner and Managing Director of MPM Capital L.P., a venture capital firm. Prior to that, he held various positions of increasing scope and responsibility at Hoffmann-La Roche, Inc. from 1986 to 1995, most recently Senior Vice President. Dr. Meanwell is a member of Endo’s Nominating and Governance Committee.

William P. Montague was elected a Director of Endo on February 25, 2009. Mr. Montague was Chief Executive Officer and Director of Mark IV Industries, Inc., until his retirement in July 2008. Mark IV Industries is a diversified global manufacturer of highly-engineered systems and components for the transportation, industrial and automotive markets. He joined Mark IV Industries in April 1972 as Treasurer and Controller, became Chief Financial Officer in 1986 and was named president in 1996. Mr. Montague is also a Director of Gibraltar Industries, Inc., a NASDAQ-listed company that is a leading manufacturer, processor and distributor of products for the building, industrial, and vehicular markets. Mr. Montague is a member of Endo’s Audit Committee.

Joseph C. Scodari was elected a Director of Endo on June 26, 2008. Mr. Scodari was Worldwide Chairman, Pharmaceuticals Group, of Johnson & Johnson, a diversified healthcare company, and a Member of Johnson &

Johnson’s Executive Committee from March 1, 2005 until March 1, 2008. He joined Johnson & Johnson in 1999 as President of Centocor, Inc., a biotechnology company, when Johnson & Johnson acquired Centocor. At the time of that acquisition, he had been the President and Chief Operating Officer of Centocor and a member of Centocor’s Board of Directors since December 1997. In 2001, he was named Johnson & Johnson’s Company Group Chairman for the North American pharmaceutical business, and became a member of the Johnson & Johnson Pharmaceuticals Group Operating Committee. In 2003, Mr. Scodari was named Johnson & Johnson Company Group Chairman, Global Biopharmaceuticals. Mr. Scodari was recently appointed a Director of Covance Inc. Mr. Scodari is chairman of Endo’s Compensation Committee and a member of Endo’s Transactions Committee.

William F. Spengler has been a member of the Endo Board of Directors since 2008 and is a member of Endo’s Audit Committee and Compensation Committee. In July 2008, Mr. Spengler was appointed Executive Vice President and Chief Financial Officer of Smith & Wesson Holding Corporation, a global leader in safety, security, protection and sport. Until March 2008, he was Executive Vice President and Chief Financial Officer at MGI Pharmaceuticals Inc., an oncology- and acute care- focused biopharmaceutical company, where he had worked since 2005. Prior to joining MGI Pharma, Mr. Spengler was Executive Vice President and Chief Financial Officer at Guilford Pharmaceuticals Inc., a bioscience company, from July 2004 to October 2005. From 2002 to 2004, Mr. Spengler served as President, Chief Operating Officer and Director of Osteoimplant Technology, Inc., an orthopedic products company, and from 2000 to 2002, he was Principal of North Charles Investment Group. Through his senior executive roles and financial experience at various organizations, Mr. Spengler contributes expertise in financial analysis, financial statements, evaluation of business strategies, and brings to the Board valuable leadership and risk management skills.

Ivan Gergel, M.D., was appointed Executive Vice President, Research & Development of Endo in April 2008. Prior to joining Endo, Dr. Gergel was Senior Vice President of Scientific Affairs and President of the Forest Research Institute of Forest Laboratories Inc., managing more than 900 physicians, scientists and staff at the Research Institute. Prior to that, Dr. Gergel served as Vice President and Chief Medical Officer at Forest and Executive Vice President of the Forest Research Institute. He joined Forest in 1998 as Executive Director of Clinical Research following nine years at SmithKline Beecham, and was named Vice President of Clinical Development and Clinical Affairs in 1999. Dr. Gergel received his M.D. from the Royal Free Medical School of the University of London and an MBA from the Wharton School.

Alan G. Levin was appointed Executive Vice President and Chief Financial Officer, on May 5, 2009. Prior to joining Endo, Mr. Levin worked with Texas Pacific Group, a leading private equity firm, and one of its start-up investments in emerging markets. Before that, he was Senior Vice President & Chief Financial Officer of Pfizer, Inc. where he worked for 20 years in a variety of executive positions of increasing responsibility, including Treasurer and Senior Vice President of Finance & Strategic Management for the company’s research and development organization. He received a bachelor’s degree from Princeton University and a master’s degree from New York University’s Stern School of Business. Mr. Levin is a certified public accountant and an Editorial Advisor for the Journal of Accountancy.

Caroline B. Manogue has served as Executive Vice President, Chief Legal Officer and Secretary of Endo since 2004. Prior to joining Endo in 2000 as Endo’s Senior Vice President, General Counsel and Secretary, she practiced law in the New York office of the law firm Skadden, Arps, Slate, Meagher & Flom LLP, where she specialized in mergers & acquisitions, securities and corporate law. At Endo, she is responsible for all aspects of the company’s legal function, including securities law, litigation, government affairs, intellectual property and commercial law, as well as overseeing compliance with current laws and existing pharmaceutical company guidelines relating to, among other things, clinical, sales and marketing practices. In her capacity as Secretary, she is responsible for corporate governance matters and reports directly to the Board of Directors. She has more than 14 years’ experience. Ms. Manogue received her J.D. from Fordham Law School and her B.A. cum laude from Middlebury College. She is a member of the PhRMA Law Section Executive Committee and the Board of Trustees of the Healthcare Institute of New Jersey.

Edward J. Sweeney, in his capacity as Endo’s Vice President, Controller, serves as Endo’s Principal Accounting Officer. Mr. Sweeney has been Vice President, Controller since June 2007 after having joined Endo in March 2004 as Director, Financial Reporting. Prior to joining Endo, Mr. Sweeney was a Senior Manager at Ernst & Young LLP, where he worked from September 1991 through March 2004. Mr. Sweeney is a licensed certified public accountant in the Commonwealth of Pennsylvania and holds a BS degree magna cum laude in Accounting from St. Joseph’s University.

Julie H. McHugh was appointed Chief Operating Officer of Endo in March 2010. Prior to joining Endo, Ms. McHugh was the CEO of Nora Therapeutics, Inc., a venture capital backed biotech start-up focused on developing novel therapies for the treatment of infertility disorders. Prior to joining Nora Therapeutics, she was Company Group Chairman for Johnson & Johnson’s Worldwide Virology Business Unit where she led a growing area of the corporation’s pharmaceutical business, including the global launches of PREZISTA® and INTELENCE® and oversight of a dynamic R&D portfolio including compounds for HIV, Hepatitis C, and Tuberculosis. Prior to her role as Company Group Chairman, Ms. McHugh was President of Centocor, Inc. a J&J subsidiary, and was responsible for the product development and commercialization of REMICADE®, a breakthrough therapeutic for Crohn’s disease, rheumatoid arthritis and several other autoimmune disorders. Ms. McHugh received a Bachelor of Science degree from Pennsylvania State University and her masters of business administration degree from St. Joseph’s University. She currently serves on the Board of Visitors for the Smeal College of Business of the Pennsylvania State University, the Board of Directors for the Nathaniel Adamczyk Foundation, and was 2009 Chairman of the Board of Directors for the Pennsylvania Biotechnology Association.

The common business address and telephone number for all the directors and executive officers is as follows:

c/o Endo Pharmaceuticals Holdings Inc., 100 Endo Boulevard Chadds Ford, Pennsylvania 19317, telephone number: (610) 558-9800.

PURCHASER

The following table sets forth information about Purchaser’s directors and executive officers as of May 19, 2010, each of whom is a citizen of the United States of America.

Name	Age	Position
David P. Holveck	64	President and Chief Executive Officer and a Director
Caroline B. Manogue	41	Executive Vice President, Chief Legal Officer and Secretary
Karen Adler	52	Vice President of Finance, Treasurer and a Director

David P. Holveck was appointed President, Chief Executive Officer, and a Director of Endo in April 2008. Prior to joining Endo, Mr. Holveck was President of Johnson & Johnson Development Corporation and Vice President, Corporate Development of Johnson & Johnson since 2004. Mr. Holveck joined Johnson & Johnson as a company Group Chairman in 1999, following the acquisition of Centocor, Inc., by Johnson & Johnson. Mr. Holveck was Chief Executive Officer of Centocor, Inc., at the time of the acquisition. Mr. Holveck joined Centocor in 1983 and progressed through various executive positions. In 1992, he assumed the role of President and Chief Operating Officer and later that year was named President and Chief Executive Officer. Prior to joining Centocor, he held positions at General Electric Company, Corning Glass Works, and Abbott Laboratories. Mr. Holveck is a member of the Board of Trustees for the Fund for West Chester University and the Board of Directors of the Eastern Technology Council as well as the Board of Directors of Light Sciences Oncology, Inc.

Caroline B. Manogue has served as Executive Vice President, Chief Legal Officer and Secretary of Endo since 2004. Prior to joining Endo in 2000 as Endo’s Senior Vice President, General Counsel and Secretary, she practiced law in the New York office of the law firm Skadden, Arps, Slate, Meagher & Flom LLP, where she specialized in mergers & acquisitions, securities and corporate law. At Endo, she is responsible for all aspects of the company’s legal function, including securities law, litigation, government affairs, intellectual property and commercial law, as well as overseeing compliance with current laws and existing pharmaceutical company guidelines relating to, among other things, clinical, sales and marketing practices. In her capacity as Secretary, she is responsible for corporate governance matters and reports directly to the Board of Directors. She has more than 14 years’ experience. Ms. Manogue received her J.D. from Fordham Law School and her B.A. cum laude from Middlebury College. She is a member of the PhRMA Law Section Executive Committee and the Board of Trustees of the Healthcare Institute of New Jersey.

Karen C. Adler has served as Vice President, Finance & Treasurer of Endo since August 2008. Prior to joining Endo as its Vice President, Financial Operations in December 2007, Ms. Adler worked in various finance positions at Amgen Inc. from 2004 to 2007, most recently as Amgen’s Executive Director, Treasury. Ms. Adler is a licensed certified public accountant in the Commonwealth of Pennsylvania. She holds an M.B.A. from the Wharton School of the University of Pennsylvania and her B.S summa cum laude in Commerce from Rider University.

The common business address and telephone number for all the directors and executive officers is as follows:

c/o Endo Pharmaceuticals Holdings Inc., 100 Endo Boulevard Chadds Ford, Pennsylvania 19317, telephone number: (610) 558-9800.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each shareholder of HealthTronics or such shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:

American Stock Transfer & Trust Company Operations Center	American Stock Transfer & Trust Company Operations Center
Attn: Reorganization Department	Attn: Reorganization Department
6201 15th Avenue Brooklyn, New York 11219	6201 15th Avenue Brooklyn, New York 11219

For assistance call (877) 248-6417 or (718) 921-8317

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

CALL TOLL-FREE (800) 322-2885

E-mail: tenderoffer@mackenziepartners.com